SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2008

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia - COPEL
CNPJ/MF 76.483.817/0001-20
State Taxpayer Number 10146326-50
Public Company - CVM 1431-1
www.copel.com      copel@copel.com
Rua Coronel Dulcídio, 800, Batel - Curitiba - PR
CEP 80420-170

QUARTERLY INFORMATION

ITR

September 2008

FINANCIAL STATEMENTS

Balance Sheet - Assets
As of September 30, 2008 and June 30, 2008
(In thousands of reais)

CODE	DESCRIPTION	N. no.	Parent Company		Consolidated

			30/09/2008	30/06/2008	30/09/2008	30/06/2008

1	TOTAL ASSETS		9.520.238	9.349.151	13.083.881	12.734.862
1.01	CURRENT ASSETS		639.406	588.472	3.532.869	3.251.020
1.01.01	Cash in hand	3	374.792	497.198	1.832.804	1.587.994
1.01.02	Receivables		264.614	91.274	1.642.703	1.607.692
1.01.02.01	Customers		-	-	981.168	979.452
1.01.02.01.01	Customers and distributors	4	-	-	1.062.195	1.058.072
1.01.02.01.02	Provision for doubtful accounts	5	-	-	(91.448)	(86.426)
1.01.02.01.03	Telecommunications services, net		-	-	10.421	7.806
1.01.02.02	Other Receivables		264.614	91.274	661.535	628.240
1.01.02.02.01	Dividends receivable	6	189.477	10.437	3.529	3.529
1.01.02.02.02	Service in progress		-	-	59.672	53.155
1.01.02.02.03	CRC transferred to State Government	7	-	-	45.189	43.353
1.01.02.02.04	Taxes and social contribution	8	74.686	80.396	230.309	188.420
1.01.02.02.05	Account for Compensation of Portion A	9	-	-	100.544	115.208
1.01.02.02.06	Other regulatory assets	10	-	-	33.682	40.851
1.01.02.02.07	Collaterals and escrow deposits	11	448	437	134.475	116.419
1.01.02.02.08	Other receivables	12	3	4	54.135	67.305
1.01.03	Inventories		-	-	57.362	55.334
1.02	NON-CURRENT ASSETS		8.880.832	8.760.679	9.551.012	9.483.842
1.02.01	Long-Term Receivables		815.372	790.496	2.065.109	2.050.301
1.02.01.01	Other Receivables		151.586	155.704	2.065.109	2.050.301
1.02.01.01.01	Customers and distributors	4	-	-	97.778	104.082
1.02.01.01.02	Provision for doubtful accounts	5	-	-	(9.739)	(9.739)
1.02.01.01.03	Telecommunications services		-	-	5.016	5.210
1.02.01.01.04	CRC transferred to State Government	7	-	-	1.275.754	1.273.517
1.02.01.01.05	Taxes and social contribution	8	127.287	131.078	504.284	497.792
1.02.01.01.06	Account for Compensation of Portion A	9	-	-	42.415	19.230
1.02.01.01.07	Other regulatory assets	10	-	-	9.132	12.176
1.02.01.01.08	Collaterals and escrow deposits	11	-	-	24.547	20.413
1.02.01.01.09	Judicial deposits	13	24.299	24.626	107.499	119.179
1.02.01.01.10	Other Receivables	12	-	-	8.423	8.441
1.02.01.02	Receivables from Related Parties	14	663.786	634.792	-	-
1.02.01.02.01	From subsidiaries		663.786	634.792	-	-
1.02.02	Permanent Assets		8.065.460	7.970.183	7.485.903	7.433.541
1.02.02.01	Investments	15	8.065.460	7.970.183	463.436	449.928
1.02.02.01.01	Equity in investees		-	-	398.535	392.800
1.02.02.01.02	Equity in investees - goodwill		-	-	3.830	4.012
1.02.02.01.03	Equity in subsidiaries		8.027.286	7.932.009	-	-
1.02.02.01.04	Other investments		38.174	38.174	61.071	53.116
1.02.02.02	Property, Plant, and Equipment	16	-	-	6.904.454	6.864.588
1.02.02.03	Intangible Assets	17	-	-	113.067	113.962
1.02.02.04	Deferred Assets		-	-	4.946	5.063

The accompanying notes are an integral part of these quarterly financial statements.

Balance Sheet – Liabilities
As of September 30, 2008 and June 30, 2008
(In thousands of reais)

CODE	DESCRIPTION	N. no.	Parent Company		Consolidated

			30/09/2008	30/06/2008	30/09/2008	30/06/2008

2	TOTAL LIABILITIES		9,520,238	9,349,151	13,083,881	12,734,862
2.01	CURRENT LIABILITIES		337,745	295,775	1,820,237	1,631,408
2.01.01	Loans and financing	18	13,459	19,975	80,737	85,487
2.01.02	Debentures	19	143,078	162,639	161,603	165,943
2.01.03	Suppliers	20	742	871	448,217	409,361
2.01.04	Taxes, fees, and contributions	8	37,470	35,917	366,413	344,200
2.01.05	Dividends payable		142,813	76,184	142,832	80,267
2.01.06	Accrued payroll costs	21	135	149	161,067	97,829
2.01.08	Other		48	40	459,368	448,321
2.01.08.01	Post-employment benefits	22	17	9	19,331	17,506
2.01.08.02	Account for Compensation of Portion A	9	-	-	42,300	51,908
2.01.08.03	Other regulatory liabilities	10	-	-	32,029	37,869
2.01.08.04	Customer charges due	23	-	-	44,731	36,386
2.01.08.05	R & D and Energy Efficiency	24	-	-	203,819	194,918
2.01.08.06	Other accounts payable	25	31	31	117,158	109,734
2.02	NON-CURRENT LIABILITIES		1,205,281	1,204,180	3,041,865	3,015,784
2.02.01	Long-Term Liabilities		1,205,281	1,204,180	2,966,871	2,940,790
2.02.01.01	Loans and financing	18	402,238	390,004	842,285	807,430
2.02.01.02	Debentures	19	600,000	600,000	854,582	869,638
2.02.01.03	Provisions for contingencies	26	203,043	214,176	530,087	532,382
2.02.01.06	Other		-	-	739,917	731,340
2.02.01.06.01	Suppliers	20	-	-	207,006	200,730
2.02.01.06.02	Taxes and social contributions	8	-	-	25,017	18,195
2.02.01.06.03	Post-employment benefits	22	-	-	479,476	479,438
2.02.01.06.04	Account for Compensation of Portion A	9	-	-	10,109	11,732
2.02.01.06.05	Other regulatory liabilities	10	-	-	10,882	14,510
2.02.01.06.06	Other payables	25	-	-	7,427	6,735
2.02.02	Income from future years	15	-	-	74,994	74,994
2.03	MINORITY INTEREST		-	-	244,567	238,474
2.04	SHAREHOLDERS' EQUITY		7,977,212	7,849,196	7,977,212	7,849,196
2.04.01	Paid-In Share Capital	27	4,460,000	4,460,000	4,460,000	4,460,000
2.04.02	Capital Reserves		838,340	838,340	838,340	838,340
2.04.04	Income Reserves		1,937,837	1,937,837	1,937,837	1,937,837
2.04.04.01	Legal reserves		323,653	323,653	323,653	323,653
2.04.04.02	Retained earnings		1,614,184	1,614,184	1,614,184	1,614,184
2.04.05	Accrued Earnings		741,035	613,019	741,035	613,019

The accompanying notes are an integral part of these quarterly financial statements.

Statement of Income
For the periods ended on September 30, 2008 and 2007
(In thousands of reais)

CODE	DESCRIPTION	N. no.	Parent Company		Consolidated

			30/09/2008	30/09/2007	30/09/2008	30/09/2007
3	STATEMENT OF INCOME
3.01	GROSS REVENUES FROM SALES AND/OR SERVICES	28	-	-	6,145,638	5,876,835
3.01.01	Power sales to final customers		-	-	2,214,660	2,015,820
3.01.02	Power sales to distributors		-	-	978,975	1,039,988
3.01.03	Use of the power grid		-	-	2,587,189	2,480,394
3.01.04	Telecommunications revenues		-	-	57,623	46,584
3.01.05	Distribution of piped gas		-	-	206,751	184,581
3.01.06	Other operating revenues		-	-	100,440	109,468
3.02	DEDUCTIONS FROM GROSS REVENUES	29	-	-	(2,089,678)	(2,052,051)
3.03	NET REVENUES FROM SALES AND/OR SERVICES		-	-	4,055,960	3,824,784
3.04	COST OF SALES AND/OR SERVICES	30	-	-	(2,523,678)	(2,128,975)
3.04.01	Power purchased for resale		-	-	(1,186,106)	(931,066)
3.04.02	Charges for the use of the power grid		-	-	(317,602)	(363,140)
3.04.03	Payroll		-	-	(367,811)	(290,769)
3.04.04	Pension and healthcare plans		-	-	(46,301)	(1,701)
3.04.05	Materials and supplies		-	-	(35,428)	(34,699)
3.04.06	Raw materials and supplies for power generation		-	-	(12,599)	16,728
3.04.07	Natural gas and supplies for the gas business		-	-	(109,325)	(102,233)
3.04.08	Third-party services		-	-	(140,751)	(110,432)
3.04.09	Depreciation and amortization		-	-	(282,453)	(299,641)
3.04.11	Other costs		-	-	(25,302)	(12,022)
3.05	RESULT OF OPERATIONS		-	-	1,532,282	1,695,809
3.06	OPERATING EXPENSES/REVENUES		903,889	737,200	(234,724)	(503,827)
3.06.01	From sales	30	-	-	(34,562)	(10,223)
3.06.02	General and administrative expenses/revenues	30	(8,036)	(9,143)	(194,385)	(208,179)
3.06.03	Financial Expenses/Revenues	31	(44,618)	(80,632)	94,566	(14,763)
3.06.03.01	Financial revenues		75,280	68,069	372,258	266,345
3.06.03.02	Financial expenses		(119,898)	(148,701)	(277,692)	(281,108)
3.06.05	Other Operating Expenses	30	2,037	(181,705)	(125,788)	(282,554)
3.06.06	Result of equity in subsidiaries and investees		954,506	1,008,680	25,445	11,892
3.06.06.01	Equity in subsidiaries and investees	15	954,310	1,008,522	29,912	17,665
3.06.06.02	Amortization of goodwill	15	-	-	(4,663)	(5,931)
3.06.06.03	Interests in other companies		196	158	196	158
3.07	OPERATING INCOME (LOSSES)		903,889	737,200	1,297,558	1,191,982
3.08	NON-OPERATING INCOME (LOSSES)		1	116	(6,278)	(38,129)
3.08.01	Revenues		1	116	4,176	250
3.08.02	Expenses		-	-	(10,454)	(38,379)
3.09	INCOME (LOSSES) BEFORE TAXES/EQ. INVESTMENTS		903,890	737,316	1,291,280	1,153,853
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONT.	8	(3,191)	(186)	(354,328)	(404,189)
3.11	DEFERRED INCOME TAX	8	(1,664)	57,238	(20,727)	68,904
3.14	MINORITY INTEREST		-	-	(17,190)	(24,200)
3.15	NET INCOME FOR THE PERIOD		899,035	794,368	899,035	794,368

	NET INCOME PER SHARE - in reais		3.2853	2.9028

The accompanying notes are an integral part of these quarterly financial statements.

Statement of Income – Third Quarter Variations
For the quarters ended on September 30, 2008 and 2007
(In thousands of reais)

CODE	DESCRIPTION			Consolidated

		01/07/2008	01/01/2008	01/07/2007	01/01/2007
		- 30/09/2008	- 30/09/2008	- 30/09/2007	- 30/09/2007
3	STATEMENT OF INCOME
3.01	GROSS REVENUES FROM SALES AND/OR SERVICES	2,135,259	6,145,638	2,030,530	5,876,835
3.01.01	Power sales to final customers	760,399	2,214,660	713,447	2,015,820
3.01.02	Power sales to distributors	354,700	978,975	352,869	1,039,988
3.01.03	Use of the power grid	884,412	2,587,189	805,450	2,480,394
3.01.04	Telecommunications revenues	20,846	57,623	16,754	46,584
3.01.05	Distribution of piped gas	76,789	206,751	65,408	184,581
3.01.06	Other operating revenues	38,113	100,440	76,602	109,468
3.02	DEDUCTIONS FROM GROSS REVENUES	(747,827)	(2,089,678)	(675,494)	(2,052,051)
3.03	NET REVENUES FROM SALES AND/OR SERVICES	1,387,432	4,055,960	1,355,036	3,824,784
3.04	COST OF SALES AND/OR SERVICES	(915,171)	(2,523,678)	(714,188)	(2,128,975)
3.04.01	Power purchased for resale	(411,903)	(1,186,106)	(342,938)	(931,066)
3.04.02	Charges for the use of the power grid	(136,001)	(317,602)	(95,001)	(363,140)
3.04.03	Payroll	(147,048)	(367,811)	(96,954)	(290,769)
3.04.04	Pension and healthcare plans	(15,556)	(46,301)	(11,801)	(1,701)
3.04.05	Materials and supplies	(13,601)	(35,428)	(10,839)	(34,699)
3.04.06	Raw materials and supplies for power generation	(4,325)	(12,599)	23,128	16,728
3.04.07	Natural gas and supplies for the gas business	(44,902)	(109,325)	(35,815)	(102,233)
3.04.08	Third-party services	(45,214)	(140,751)	(40,376)	(110,432)
3.04.09	Depreciation and amortization	(88,193)	(282,453)	(100,754)	(299,641)
3.04.11	Other costs	(8,428)	(25,302)	(2,838)	(12,022)
3.05	RESULT OF OPERATIONS	472,261	1,532,282	640,848	1,695,809
3.06	OPERATING EXPENSES/REVENUES	(113,744)	(234,724)	(290,440)	(503,827)
3.06.01	From sales	(6,626)	(34,562)	(15,978)	(10,223)
3.06.02	General and administrative expenses/revenues	(77,723)	(194,385)	(72,651)	(208,179)
3.06.03	Financial Expenses/Revenues	7,930	94,566	9,379	(14,763)
3.06.03.01	Financial revenues	120,641	372,258	105,895	266,345
3.06.03.02	Financial expenses	(112,711)	(277,692)	(96,516)	(281,108)
3.06.05	Other Operating Expenses	(44,263)	(125,788)	(217,455)	(282,554)
3.06.06	Result of equity in subsidiaries and investees	6,938	25,445	6,265	11,892
3.06.06.01	Equity in subsidiaries and investees	7,883	29,912	8,263	17,665
3.06.06.02	Amortization of goodwill	(957)	(4,663)	(1,977)	(5,931)
3.06.06.03	Interests in other companies	12	196	(21)	158
3.07	OPERATING INCOME (LOSSES)	358,517	1,297,558	350,408	1,191,982
3.08	NON-OPERATING INCOME (LOSSES)	(2,310)	(6,278)	(3,662)	(38,129)
3.08.01	Revenues	927	4,176	6	250
3.08.02	Expenses	(3,237)	(10,454)	(3,668)	(38,379)
3.09	INCOME (LOSSES) BEFORE TAXES/EQ. INVESTMENTS	356,207	1,291,280	346,746	1,153,853
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONT.	(70,997)	(354,328)	(78,049)	(404,189)
3.11	DEFERRED INCOME TAX	6,900	(20,727)	14,127	68,904
3.14	MINORITY INTEREST	(6,094)	(17,190)	(13,058)	(24,200)
3.15	NET INCOME FOR THE PERIOD	286,016	899,035	269,766	794,368

The accompanying notes are an integral part of these quarterly financial statements.

 NOTES TO THE QUARTERLY INFORMATION
As of September 30, 2008
(In thousands of reais, except where otherwise indicated)

1 Operations

Companhia Paranaense de Energia - COPEL (COPEL, the Company or the Parent Company) is a public company with shares traded on stock exchanges in Brazil, the United States of America and Spain. COPEL is a mixed capital company, controlled by the Government of the State of Paraná, engaged, through its subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sale of energy, in any form, but particularly electric energy. These activities are regulated by the National Electric Energy Agency - ANEEL, which reports to the Ministry of Mines and Energy. Additionally, COPEL takes part in consortiums, private enterprises, or mixed capital companies in order to operate mostly in the areas of energy, telecommunications, natural gas, and water supply and sanitation.

COPEL’s wholly-owned subsidiaries are: COPEL Geração e Transmissão, COPEL Distribuição, COPEL Telecomunicações, and COPEL Participações.

On November 30, 2007, COPEL Transmissão was split and incorporated by COPEL Geração e Transmissão and by COPEL Distribuição.

COPEL Geração e Transmissão holds a 51% interest in Consórcio Energético Cruzeiro do Sul and, in September 2007, it acquired a controlling interest in Centrais Eólicas do Paraná Ltda. (Notes 15.d and 15.f).

The companies controlled by COPEL Participações are: Companhia Paranaense de Gás – Compagas, Elejor – Centrais Elétricas do Rio Jordão S.A., COPEL Empreendimentos, UEG Araucária Ltda. and, as of January 2008, Dominó Holdings S.A., controlled jointly with the other shareholders (Note 15.e).

On December 28, 2006, UEG Araucária signed an agreement with Petróleo Brasileiro S.A. - Petrobras, leasing the Araucária Thermal Power Plant in return for monthly payments, over a period of one year, extended until December 31, 2008.

2 Presentation of the Quarterly Information

Authorization for the completion of this quarterly report was granted at Meeting of the Board of Officers held on November 10, 2008.

The information featured in this report has been prepared in accordance with the provisions of the Brazilian Corporate Law, with the accounting practices adopted in Brazil, with the specific legislation enacted by ANEEL, and with the regulations of the Brazilian Securities and Exchange Commission (CVM), including CVM Instruction no. 469/2008.

COPEL has consolidated the financial statements of its wholly-owned subsidiaries and of the investees listed in Note 1.

The financial statements of Dominó Holdings S.A. have been consolidated into COPEL’s statements as of this fiscal year, proportionally to COPEL Participações’ 45% interest in the company.

Expenditures in connection with Consórcio Cruzeiro do Sul are recorded as investments, proportionally to COPEL’s share in the consortium, pursuant to the Accounting Manual for Electric Energy Utilities.

The balance sheets of the wholly-owned subsidiaries (consolidated with those of the companies in which they have a controlling interest) are featured in Note 35, and their statements of income are featured in Note 36, reclassified for the purpose of ensuring consistency with the account classification adopted by COPEL.

The Company’s investments in the shareholders’ equities of subsidiaries, as well as the assets, liabilities, revenues, and expenses arising from intercompany operations, have been eliminated upon consolidation, and the minority interests are shown separately, so that the consolidated quarterly statements effectively represent the balances of transactions with third parties.

All subsidiaries follow the accounting practices adopted by COPEL, and the accounting practices adopted in the preparation of this quarterly report are consistent with those adopted in the financial statements as of December 31, 2007.

The dates of the financial statements of investees, which have been used for the calculation of equity in their results and for consolidation purposes, coincide with those of the Parent Company.

For purposes of comparison, the following reclassifications have been made in the statement of income as of September 30, 2007:

Original account:	Reclassified account:	Consolidated

Operating revenues (a)	Operating revenues (a)	2,267,214
Power sales to final customers	Use of the power grid	2,267,214

Deductions from operating revenues (b)	Cost of sales and/or services (b)	(163,424)
PIS/Pasep and Cofins taxes	Power purchased for resale	(110,529)
PIS/Pasep and Cofins taxes	Charges for the use of the power grid	(52,895)
.

a) Amount refers to the rate for the use of the dist. system, pursuant to ANEEL Circular Letter no. 2.409, 14.11.2007.
b) Pursuant to Technical Interpretation no. 01/04 by the Institute of Independent Auditors of Brazill - Ibracon.

The Statements of Cash Flows and Added Value are featured in Notes 38 and 39, respectively.

3 Cash in Hand

	Parent Company		Consolidated

	30.09.2008	30.06.2008	30.09.2008	30.06.2008
Cash and banks	624	93	42,378	35,924
Financial investments
Federal banks	374,168	497,105	1,784,995	1,546,792
Private banks	-	-	5,431	5,278
	374,168	497,105	1,790,426	1,552,070

	374,792	497,198	1,832,804	1,587,994

Most of the financial investments of the Company and of its subsidiaries have been made in official state-owned financial institutions, comprising mostly fixed income securities tied to federal bonds, bearing an average yield of 100% the Interbank Deposit Certificate rate. These investments can be redeemed at any time, with no loss of any accrued earnings.

4 Consumers and Distributors

		Not yet	Overdue for	Overdue for		Consolidated
		due	up to 90 days	over 90 days		Total

					30.09.2008	30.06.2008
Consumers
Residential		95,878	68,871	7,717	172,466	169,629
Industrial		116,336	18,419	45,326	180,081	179,121
Commercial		65,774	19,390	9,165	94,329	89,634
Rural		12,909	4,451	385	17,745	17,195
Public agencies		24,855	1,716	2,004	28,575	39,789
Public lighting		13,846	124	266	14,236	14,014
Public services		11,776	349	170	12,295	11,609
Unbilled		154,467	-	-	154,467	145,885
Energy installment plan		80,736	3,878	13,889	98,503	98,195
Energy installment plan - long-term		84,474	-	-	84,474	90,737
Low income customer rates		29,143	-	-	29,143	28,502
Penalties on overdue bills		4,022	3,531	6,474	14,027	14,476
State Government-"Luz Fraterna" Program		1,924	5,052	-	6,976	24,157
Red. of rate for use of distribution system		4,024	-	-	4,024	5,271
Gas supply		19,036	236	695	19,967	19,469
Other receivables		8,427	2,547	2,207	13,181	17,499
Other receivables - long-term		3,220	-	-	3,220	3,071
		730,847	128,564	88,298	947,709	968,253
Distributors
Bulk supply
Bulk supply - CCEE (Note 32)		8,724	-	105	8,829	3,449
Power auction		93,451	-	-	93,451	83,744
Bilateral agreements		49,020	-	-	49,020	43,235
Reimbursement to generators		723	-	-	723	824
Reimbursement to generators - long-term		10,084	-	-	10,084	10,274
Contracts with small utilities		6,842	-	-	6,842	6,872
Short-term bulk supply		-	-	126	126	126
		168,844	-	231	169,075	148,524
Charges for use of power grid
Power grid		12,973	231	2,329	15,533	16,289
Basic Network		27,223	27	217	27,467	28,899
Connection grid		189	-	-	189	189
		40,385	258	2,546	43,189	45,377

		940,076	128,822	91,075	1,159,973	1,162,154

30.09.2008	Current total	842,298	128,822	91,075	1,062,195
	Long-term total	97,778	-	-	97,778

30.06.2008	Current total	812,580	134,441	111,051		1,058,072
	Long-term total	104,082	-	-		104,082

5 Provision for Doubtful Accounts

COPEL’s senior management has considered the following amounts as sufficient to cover potential losses on the realization of receivables:

		Additions /	Reversal of
Consolidated		(reversals)	write-offs		Consolidated

	31.12.2007			30.09.2008	30.06.2008
Consumers and distributors
Residential	16,268	9,075	1	25,344	23,364
Industrial	41,941	6,397	-	48,338	46,841
Commercial	8,454	3,758	3	12,215	10,883
Rural	38	145	-	183	111
Public agencies	1,725	635	-	2,360	2,235
Public lighting	146	21	-	167	151
Public services	288	(278)	-	10	10
Utilities	2,726	-	105	2,831	2,831
Utilities - long-term	11,469	(1,730)	-	9,739	9,739
Gas supply	6	(6)	-	-	-

	83,061	18,017	109	101,187	96,165

Current total	71,592	19,747	109	91,448	86,426
Long-term total	11,469	(1,730)	-	9,739	9,739

6 Dividends Receivable

		Parent Company		Consolidated

	30.09.2008	30.06.2008	30.09.2008	30.06.2008
Investees and subsidiaries
COPEL Geração e Transmissão	94,754	-	-	-
COPEL Distribuição	80,273	-	-	-
COPEL Participações	14,450	10,437	-	-
Sanepar	-	-	3,529	3,529

.	189,477	10,437	3,529	3,529

7 CRC Transferred to the Government of the State of Paraná

By means of a fourth amendment dated January 21, 2005, the Company again renegotiated with the Government of Paraná the outstanding CRC balance as of December 31, 2004, in the amount of R$ 1,197,404, to be paid in 244 installments under the Price amortization system, restated according to the IGP-DI inflation index plus interest of 6.65% p.a., with the first installment due on January 30, 2005 and the others due in subsequent and consecutive months.

The State Government has been in compliance with the payments of the renegotiated installments according to the terms of the fourth amendment to the CRC agreement. Amortizations are secured by resources from dividends.

a) Maturity of long-term installments

	.
		Consolidated

	30.09.2008	30.06.2008
2009	11,984	23,517
2010	49,912	49,369
2011	53,232	52,652
2012	56,772	56,153
2013	60,548	59,888
2014	64,574	63,871
2015	68,869	68,119
2016	73,449	72,649
2017	78,334	77,480
2018	83,543	82,633
2019	89,099	88,129
2020	95,025	93,990
2021	101,345	100,240
After 2021	389,068	384,827

	1,275,754	1,273,517

b) Changes in the CRC balance

	Current	Long-Term	Consolidated
Balances	Assets	Receivables	Total

As of December 31, 2007	40,509	1,209,853	1,250,362
Interest and fees	40,095	-	40,095
Monetary variation	807	85,629	86,436
Transfers	21,965	(21,965)	-
Amortization	(60,023)	-	(60,023)
As of June 30, 2008	43,353	1,273,517	1,316,870
Interest and fees	19,805	-	19,805
Monetary variation	265	14,016	14,281
Transfers	11,779	(11,779)	-
Amortization	(30,013)	-	(30,013)
As of September 30, 2008	45,189	1,275,754	1,320,943

8 Taxes and Social Contribution

		Parent Company		Consolidated

	30.09.2008	30.06.2008	30.09.2008	30.06.2008
Current assets
Deferred IRPJ/CSLL (a)	115	9,967	75,227	70,996
IRPJ/CSLL to be offset (b)	74,571	70,429	126,763	88,847
ICMS (VAT) to be offset	-	-	26,735	26,927
PIS/Pasep and Cofins taxes to be offset	-	-	429	491
Other taxes to be offset	-	-	1,155	1,159
	74,686	80,396	230,309	188,420
Long-term receivables
Deferred IRPJ/CSLL (a)	122,762	126,553	441,000	439,042
IRPJ/CSLL to be offset (b)	4,525	4,525	4,525	4,525
ICMS (VAT) to be offset	-	-	58,759	54,225
	127,287	131,078	504,284	497,792
Current liabilities
Deferred IRPJ/CSLL (a)	-	-	43,758	51,622
IRPJ/CSLL payable	-	-	109,672	91,100
ICMS (VAT) payable	-	-	137,467	131,110
PIS/Pasep and Cofins payable	1,573	2	31,250	29,668
REFIS Installments (c)	35,068	35,068	35,068	35,068
Income tax withheld on interest on capital	-	-	2,550	-
Other taxes	829	847	6,648	5,632
	37,470	35,917	366,413	344,200
Long-term liabilities
Deferred IRPJ/CSLL (a)	-	-	24,332	17,178
ICMS (VAT) payable	-	-	685	1,017
	-	-	25,017	18,195

IRPF = Corporate income tax
CSLL = Social contribution on net income

a) Deferred income tax and social contribution

The Company records deferred income tax, calculated at the rate of 15%, plus an additional rate of 10%, and deferred social contribution, at the rate of 9%.

Taxes levied on the pension and healthcare plans are being realized according to the actuarial assessment conducted annually by an independent actuary, pursuant to the rules set forth in CVM Instruction no. 371/2000. Deferred taxes on all other provisions will be realized as judicial rulings are issued and regulatory assets are realized.

Under current tax legislation, tax losses and negative bases for social contributions may be offset against future income, up to the limit of 30% of the taxable income for each year, and do not lapse.

Deferred income tax and social contribution credits have been recorded as follows:

		Parent Company		Consolidated

	30.09.2008	30.06.2008	30.09.2008	30.06.2008
Current assets
Pension and healthcare plans	-	-	4,070	3,866
Tax losses	-	9,815	-	9,815
Passive CVA	-	-	14,382	17,648
Temporary additions	115	152	56,775	39,667
	115	9,967	75,227	70,996
Long-term receivables
Pension and healthcare plans	-	-	162,503	162,490
Tax losses and negative tax basis	10,858	11,466	22,592	23,200
Temporary additions:	-	-	-	-
Provisions for contingencies	89,465	92,648	167,614	156,300
Provision for doubtful accounts	1,839	1,839	46,725	34,465
REFIS/FINAN provision	14,805	14,805	14,805	14,805
Provisions for regulatory liabilities	-	-	3,733	4,964
Provision for effects of network charges	-	-	3,310	3,310
Amortization of goodwill	5,120	5,120	19,036	18,732
Other	675	675	682	20,776
	122,762	126,553	441,000	439,042
(-) Current liabilities
Active CVA	-	-	30,850	35,836
Surplus power	-	-	1,377	1,792
Temporary exclusions	-	-	11,531	13,994
	-	-	43,758	51,622
(-) Long-term liabilities
Temporary exclusions
Active CVA	-	-	13,301	5,418
TUSD, aquiculture, and irrigation rates	-	-	99	-
Regulatory assets	-	-	3,104	4,140
Gas supply	-	-	7,828	7,620
	-	-	24,332	17,178

	122,877	136,520	448,137	441,238

The Company’s Board of Directors and Fiscal Council have approved the technical study prepared by the Chief Finance, Investor Relations, and Corporate Partnerships Office on future profitability projections, which points out to the realization of deferred taxes. According to the estimates of future taxable income, the realization of deferred taxes is broken down below:

	Parent Company			Consolidated

	Estimated	Actual	Estimated	Estimated	Actual	Estimated
	realizable	realized	realizable	realizable	realized	realizable
	amount	amount	amount	amount	amount	amount

2008	3,354	1,665	-	92,191	85,638
2009	-	-	3,073	-	-	25,262
2010	-	-	4,905	-	-	31,516
2011	-	-	-	-	-	22,620
2012	-	-	-	-	-	15,342
2013	-	-	-	-	-	13,700
After 2013	-	-	114,899	-	-	339,697

	3,354	1,665	122,877	92,191	85,638	448,137

Projected future income will be revised by management upon the approval of the financial statements for fiscal year 2008, in April 2009.

b) Income tax and social contribution paid in advance

Amounts recorded as corporate income tax (IRPJ) and social contribution on net income (CSLL) paid in advance refer to corporate tax return credits and amounts withheld.

c) Tax recovery program - REFIS

On December 16, 2000, COPEL signed up for the Tax Recovery Program (REFIS), established by Law no. 9,964, dated April 10, 2000, in order to pay in 60 monthly and equal installments an outstanding debt to the National Social Security Institute (INSS) in the consolidated amount of R$ 82,540, retroactive to March 1, 2000.

The Brazilian Internal Revenue Service (SRF) included in the Company’s REFIS account, without COPEL’s awareness, income tax and social contribution claims in the amount of R$ 11,100, retroactively to the date of consolidation, March 1, 2000, thus raising total debt to R$ 93,640.

In September 2003, the Company, based on a legal opinion, set up a provision for the tax installments which hadn't been amortized until then. This provision, restated as of September 30, 2006, amounted to R$ 73,844, net, which corresponded to the restated balance of its REFIS account, taking into account amortizations and interest charges (TJLP).

On August 31, 2006, COPEL filed for withdrawal from REFIS, only so it could sign up for the new tax installment plan established by Provisional Measure no. 303/2006, called Special Installment Plan or PAEX. By doing so, COPEL can now take advantage of the benefits of this plan by paying off the outstanding debt in six installments, with an 80% discount off the penalties and a 30% discount off the interest due. The Company’s application was completed on September 14, 2006.

Meanwhile, COPEL filed a lawsuit disputing the SRF's claims, which, in the Company's understanding, where wrongly included in REFIS I. The SRF recognized the rights of COPEL, which won the lawsuit. Thus, the new installment plan includes only the remaining debt to INSS which was included in REFIS, i.e., net of payments already made, resulting in the amount, according to the INSS' initial calculation, of R$ 37,782, restated according to the SELIC interest rate, to be paid in six installments. These installments have already been paid.

Nevertheless, the INSS has already indicated it plans to “restore” the interest charges that were waived under REFIS I, in the amount of R$ 38,600 (as of September 2006). INSS has not yet made a final decision on how it will calculate the grand total of this debt, thus it has suspended the collection of the respective credits. Thus, the INSS has not offered any guarantees that their calculations are final, claiming that "final consolidation" of the debt has not been concluded yet.

Accordingly, in light of these circumstances, the Company maintained the provision in the amount of R$ 35,068 to cover the new INSS claim under PAEX.

d) Conciliation of the provision for income tax and social contribution

The conciliation of the provision for income tax (IRPJ) and social contribution (CSLL), calculated at the applicable rates, with the amounts recorded in the statement of income is shown below:

		Parent Company		Consolidated

	30.09.2008	30.09.2007	30.09.2008	30.09.2007
Income before IRPJ and CSLL:	903,890	737,316	1,291,280	1,153,853
IRPJ and CSLL (34%)	(307,323)	(250,687)	(439,035)	(392,310)
Tax effects on:
Interest on capital	53,720	45,900	53,720	45,900
Dividends	55	39	2,092	1,922
Equity in investees	248,674	261,783	6,667	3,626
Adjustments from previous years in connection
with pension and healthcare plans	-	-	-	2,066
Tax breaks	-	-	3,086	1,040
Present value adjustment - Compagas	-	-	(606)	(545)
Non-deductible expenses	-	-	(673)	-
Other	19	17	(306)	3,016
Tax effects on:
Current IRPJ and CSLL	(3,191)	(186)	(354,328)	(404,189)
Deferred IRPJ and CSLL	(1,664)	57,238	(20,727)	68,904

IRPJ = Corporate income tax
CSLL = Social contribution on net income

9 Account for Compensation of “Portion A” Variations

The Account for Compensation of “Portion A” Variations (CVA) records variations of the following Portion A cost items, as approved at the time of the annual rate reviews and as actually disbursed by companies during the year: Purchase of Power (Bilateral Contracts, Itaipu, and Auctions), Power Transport Costs (Transport of Power from Itaipu and Basic Network Charges), and Power Sector Charges – Fuel Consumption Account (CCC) quota; Energy Development Account (CDE) quota; System Service Charges (ESS); and Program of Incentives for Alternative Energy Sources (Proinfa) quotas.

ANEEL has ordered COPEL Distribuição to apply, as of June 24, 2008, an average reduction of 3.35% to its rates for sales to final customers, pursuant to Resolution no. 663, dated June 23, 2008. Out of this percentage, - 7.17% correspond to the annual rate review, and 3.82% to financial components outside the range of the annual rate review. CVA is part of the latter group, amounting to R$ 74,441, and is made up of two installments: CVA being processed for rate year 2007-2008, in the amount of R$ 50,103, and CVA balance from the previous year to be offset, in the amount of R$ 24,337.

COPEL expects that the amounts classified as long-term assets will be recovered in up to two years.

a) Breakdown of CVA balances

		Current		Long-term
Consolidated		assets		receivables

	30.09.2008	30.06.2008	30.09.2008	30.06.2008
Recoverable Portion A variations, 2008 rate review
Fuel Consumption Account - CCC	26,949	35,931	-	-
Charges for use of trans.sys. (Basic Network)	23,863	31,816	-	-
Power purchased for resale (Itaipu)	17,416	23,222	-	-
Charges for system services - ESS	13,699	18,266	-	-
Energy Development Account - CDE	253	338	-	-
Incentives to Alternative Energy Sources - Proinfa	4,226	5,635	-	-
	86,406	115,208	-	-
Recoverable Portion A variations, 2009 rate review
Fuel Consumption Account - CCC	3,364	-	10,092	1,022
Charges for use of trans.sys. (Basic Network)	3,220	-	9,660	5,012
Charges for system services - ESS	7,331	-	21,995	12,967
Energy Development Account - CDE	102	-	305	229
Transport of purchased power (Itaipu)	121	-	363	-
	14,138	-	42,415	19,230

	100,544	115,208	42,415	19,230

		Current		Long-term
Consolidated		liabilities		liabilities

	30.09.2008	30.06.2008	30.09.2008	30.06.2008
Portion A variations subject to offsetting, 2008 rate review
Power purchased for resale (CVA Energy)	38,590	51,453	-	-
Transport of purchased power (Itaipu)	341	455	-	-
	38,931	51,908	-	-
Portion A variations subject to offsetting, 2009 rate review
Power purchased for resale (Itaipu)	788	-	2,366	1,533
Incentives to alternative sources (Proinfa)	21	-	64	-
Power purchased for resale (CVA Energy)	2,560	-	7,679	10,138
Transport of purchased power (Itaipu)	-	-	-	61
	3,369	-	10,109	11,732

	42,300	51,908	10,109	11,732

b) Changes in the CVA

	Balance	Deferral	Amortization	Restatement	Transfers	Balance

	31.12.2007					30.09.2008
Assets
Fuel Consumption Account - CCC	13,187	37,196	(11,063)	1,085	-	40,405
Charges for use of trans. syst. (Basic Network)	8,148	35,475	(8,307)	1,427	-	36,743
Power purchased for resale (Itaipu)	46,907	(2,152)	(29,504)	2,165	-	17,416
Charges for system services - ESS	7,826	45,989	(12,397)	1,607	-	43,025
Energy Development Account - CDE	9,969	(3,270)	(6,569)	530	-	660
Incentives to Alternative Sources - Proinfa	6,770	3,165	(6,318)	609	-	4,226
Transport of purchased power (Itaipu)	285	408	(211)	2	-	484
	93,092	116,811	(74,369)	7,425	-	142,959
Current	67,614	58,691	(74,369)	5,605	43,003	100,544
Non-current	25,478	58,120	-	1,820	(43,003)	42,415

Liabilities
Fuel Consumption Account - CCC	35,856	(1,710)	(36,119)	1,973	-	-
Charges for use of trans. syst. (Basic Network)	34,175	(2,372)	(32,579)	776	-	-
Power purchased for resale (Itaipu)	-	3,019	-	135	-	3,154
Charges for system services - ESS	7,444	(7,193)	-	(251)	-	-
Incentives to Alternative Sources - Proinfa	-	85	-	-	-	85
Power purchased for resale (CVA Energy)	87,177	24,865	(69,447)	6,234	-	48,829
Transport of purchased power (Itaipu)	1,114	258	(1,190)	159	-	341
	165,766	16,952	(139,335)	9,026	-	52,409
Current	143,436	3,181	(139,335)	8,171	26,847	42,300
Non-current	22,330	13,771	-	855	(26,847)	10,109

10 Other Regulatory Assets and Liabilities

Consolidated balances as of September 30, 2008 are shown below:

			Assets			Liabilities

		Non			Non
	Current	current	Total	Current	current	Total

COPEL Distribuição
Adj. installments - transmission charges (a)	11,098	9,132	20,230	14,510	10,882	25,392
Uncovered amount - CIEN contract (b)	22,584	-	22,584	-	-	-
	33,682	9,132	42,814	14,510	10,882	25,392
COPEL Geração e Transmissão
Adj. installments - transmission charges (a)	-	-	-	17,519	-	17,519

	33,682	9,132	42,814	32,029	10,882	42,911

a) Adjustment installments – transmission charges

The concession agreements signed by the transmission utilities contain a clause which sets the date of July 1, 2005 as the date of the first periodic review of annual allowed revenues. The rate review was concluded and its results were approved on July 1, 2007, applicable retroactively to July 1, 2005. Thus, it became necessary to calculate the retroactive discrepancy for the period from 2005 to 2007, which has been treated as “review adjustment installments”.

This balance, which has been accrued by transmission utilities, is being offset over 24 months, starting July 2007.

ANEEL has calculated the discrepancy corresponding to the “connection point review adjustments” for all distribution utilities, resulting in a balance of R$ 22,915 to be paid by COPEL Distribuição to COPEL Transmissão. As far as the “basic network review adjustments", the application of COPEL Distribuição's participation percentage to the total adjustment installments resulted in the amount of R$ 29,020 to be collected from the remaining transmission utilities which underwent the rate review process.

Out of the amounts that are being settled with the transmission utilities, R$ 10,739, which correspond to the “connection point review adjustments”, and R$ 14,510, which correspond to the “basic network review adjustments”, have been taken into account in COPEL Distribuição’s June 2008 rate review, and the remainder will be taken into account in the June 2009 rate review. The Company expects that the amounts classified as long-term will be recovered within 2 years.

b) Involuntary uncovered amount – CIEN Contract

The amount of R$ 30,112 refers to an advance for the coverage of COPEL's uncovered power demand, which had to be supplied through spot market transactions from January through April 2008, due to the termination of the agreement with Companhia de Interconexão Energética – CIEN, authorized under MME Ordnance no. 294/2006. This amount was tentatively taken into account in COPEL Distribuição’s June 2008 rate review and will be reviewed at the time of the calculation of the transfer to customers of the cost of excess power under contract for calendar year 2008, which will be processed in the 2009 rate review.

As of September 2008, R$ 7,528 have been amortized, with an outstanding balance of R$ 22,584 to be amortized over the next 9 months.

11 Guarantees and Escrow Deposits

		Parent Company		Consolidated

	30.09.2008	30.06.2008	30.09.2008	30.06.2008
Current assets
Escrow deposits	448	437	134,475	116,419
	448	437	134,475	116,419
Long-term receivables
Collateral under STN agreement (Note 18.b)	-	-	24,547	20,413
	-	-	24,547	20,413

There is a sum of R$ 29,264 (R$ 12,001 as of June 30, 2008) invested in Unibanco – União de Bancos Brasileiros S.A., yielding 100.5% of the variation of the DI rate, in a reserve account set up to secure a debt to BNDESPAR, in connection with the issue of ELEJOR debentures, pursuant to a Private Agreement on Revenue Attachment and Other Covenants.

There are R$ 52,656 (restated as of September 30, 2008) invested in Banco do Brasil, yielding 100% of the variation of the DI rate, in a reserve account set up to secure to ANEEL the construction of the Mauá Power Plant by COPEL Geração e Transmissão.

The remaining deposits meet the requirements of the Electric Energy Trading Chamber (CCEE) and are tied to the operations conducted at power auctions, CCEE settlements, and ANEEL auctions.

12 Other Receivables

		Parent Company		Consolidated

	30.09.2008	30.06.2008	30.09.2008	30.06.2008
Current assets
Advance payments to employees	-	-	17,934	18,963
Advance payments	-	-	9,450	5,721
Advance payments to suppliers	-	-	7,040	6,819
Installment plan for Onda Provedor de Serviços	4,348	4,348	4,348	4,348
Decommissioning in progress	-	-	4,011	3,929
Disposal of property and rights	-	-	3,974	2,681
Recoverable salaries of transferred employees	-	-	3,864	3,735
Advance payments for judicial deposits	-	-	3,758	2,496
Services to third-parties	-	-	1,582	2,842
Global Reversal Reserve (RGR) - discrepancies	-	-	1,502	2,151
Purchase of fuels under CCC	-	-	779	822
Lease of the Araucária Thermal Power Plant	-	-	525	7,145
Use of Araucária's transmission system	-	-	-	10,427
Provision for doubtful accounts	(4,348)	(4,348)	(9,518)	(9,463)
Other receivables	3	4	4,886	4,689
	3	4	54,135	67,305
Long-term receivables
Disposal of property and rights	-	-	4,875	4,962
Compulsory loans	-	-	3,486	3,417
Advance payments	-	-	62	62
	-	-	8,423	8,441

The provision for doubtful accounts under Parent Company refers to the balance of installments owed by Onda Provedor de Serviços, whose realization is unlikely, and, under Consolidated, refers to Onda and to an unrealizable amount mostly comprising wages of loaned employees.

13 Judicial Deposits

The balances of judicial deposits are shown below:

Consolidated	Total	Deduction of	Long-term	Long-term
	judicial deposits	contingencies	receivables	receivables

			30.09.2008	30.06.2008
Labor	84,399	(32,903)	51,496	57,129

Civil:
Easements	10,660	-	10,660	10,746
Civil claims	23,252	(6,659)	16,593	22,012
Customer claims	3,205	(834)	2,371	2,656
	37,117	(7,493)	29,624	35,414

Tax:
Tax claims	52,318	(27,004)	25,314	25,571
PIS/PASEP tax claims	14,686	(14,686)	-	-
	67,004	(41,690)	25,314	25,571

Other	1,065		1,065	1,065

	189,585	(82,086)	107,499	119,179

Parent Company	Total	Deduction of	Long-term	Long-term
	judicial deposits	contingencies	receivables	receivables

			30.09.2008	30.06.2008
Tax:
Tax claims	51,302	(27,003)	24,299	24,626
PIS/PASEP tax claims	14,686	(14,686)	-	-

	65,988	(41,689)	24,299	24,626

Escrow deposits have been classified under Provisions for Contingencies and are featured as a deduction from this item in Note 26.

14 Receivables from Related Parties

		Parent Company		Consolidated

	30.09.2008	30.06.2008	30.09.2008	30.06.2008
Subsidiaries
COPEL Geração e Transmissão
Dividends receivable (Note 6)	94,754	-	-	-
	94,754	-	-	-
COPEL Distribuição
Dividends receivable (Note 6)	80,273	-	-	-
Transferred financing - STN (a)	81,636	67,245	-	-
Loan agreement (b)	582,150	567,547	-	-
	744,059	634,792	-	-
COPEL Participações
Dividends receivable (Note 6)	14,450	10,437	-	-
	14,450	10,437	-	-

	853,263	645,229	-	-
Investees
Dividends receivable (Note 6)
Sanepar	-	-	3,529	3,529
	-	-	3,529	3,529

	853,263	645,229	3,529	3,529

Dividends receivable (Note 6)	189,477	10,437	3,529	3,529
Long-term receivables	663,786	634,792	-	-

a) Transferred financing - STN

The Company transferred existing loans and financing to its wholly-owned subsidiaries at the time of their constitution in 2001. Nevertheless, since the agreements for transfer to the respective subsidiaries have not been formalized before the financial institutions, these amounts have also been recorded under the Parent Company.

The remaining balance in the amount of R$ 81,636 (R$ 67,245 as of June 30, 2008) corresponds to a debt to the National Treasury (STN), transferred with the same interest and charges agreed by the Parent Company, which is featured as a receivable from COPEL Distribuição and as loans and financing liability owed by the same subsidiary (note 18.b).

b) Loan Agreement

On February 27, 2007, ANEEL approved the loan agreement signed by COPEL (lender) and COPEL Distribuição (borrower), in the amount of R$ 1,100,000. This loan has a five-year term, bearing interest corresponding to 104% of the DI rate, and its funds were used in the expenditure program for the concession and in the payment of debentures transferred to COPEL Distribuição and due on March 1, 2007.

15 Investments

		Parent Company		Consolidated

	30.09.2008	30.06.2008	30.09.2008	30.06.2008
Interests in investees
Cia. Paranaense de Saneamento - Sanepar	-	-	281,560	275,819
Sercomtel S.A. - Telecomunicações	-	-	83,063	83,040
Foz do Chopim Energética Ltda. (1)	-	-	16,694	16,781
Dona Francisca Energética S.A.	-	-	8,982	8,000
Sercomtel Celular S.A.	-	-	6,607	7,636
Dois Saltos Empreend. Geração Energia Eletr. Ltda.(1)	-	-	300	-
Copel Amec S/C Ltda. (1)	-	-	147	144
Carbocampel S.A. (1)	-	-	(63)	(55)
Carbocampel S.A. - Adto.Futuro Aum.Capital - AFAC(1)	-	-	1,059	1,059
Escoelectric Ltda. (1)	-	-	(1,035)	(825)
Escoelectric Ltda. - AFAC (1)	-	-	1,025	1,025
Braspower International Engineering S/C Ltda. - AFAC (1)	-	-	196	176
	-	-	398,535	392,800
Interests in investees - goodwill (c)
Cia. Paranaense de Saneamento - Sanepar	-	-	3,830	4,012
	-	-	3,830	4,012
Interests in subsidiaries
COPEL Geração e Transmissão S.A.	3,480,326	3,411,788	-	-
COPEL Distribuição S.A.	3,008,972	2,993,896	-	-
COPEL Telecomunicações S.A.	203,254	197,407	-	-
COPEL Participações S.A.	1,334,734	1,328,918	-	-
	8,027,286	7,932,009	-	-
Other investments
Amazon Investment Fund (FINAM)	30,013	30,013	30,013	30,013
FINAM - Nova Holanda	14,867	14,867	14,867	14,867
Northeastern Investment Fund (FINOR)	9,870	9,870	9,870	9,870
FINAM - Investco	7,903	7,903	7,903	7,903
Provision for losses on tax incentives	(26,801)	(26,801)	(26,801)	(26,801)
Consórcio Energético Cruzeiro do Sul (c)	-	-	17,910	9,738
Real estate for future service use	-	-	3,701	3,701
Other investments	2,322	2,322	3,608	3,825
	38,174	38,174	61,071	53,116

	8,065,460	7,970,183	463,436	449,928

(1) Unaudited by independent auditors

a) Main information about COPEL’s investees and subsidiaries

	Shares or quotas held by COPEL

	Common	Preferred	Quotas	COPEL's stake %	Paid-in share capital	Adjusted shareholders' equity	Net income (losses)

Investees							30.09.2008
Sanepar	51,797,823	12,949,456	-	34.75	374,268	810,305	60,932
Sercomtel - Telecom.	9,018,088	4,661,913	-	45.00	246,896	184,584	972
Foz do Chopim (1)	-	-	8,227,542	35.77	23,000	46,669	19,049
Dona Francisca	15,338,180	-	-	23.03	66,600	38,999	13,245
Sercomtel Celular	9,018,029	4,661,972	-	45.00	36,540	14,683	(5,207)
Dois Saltos Empreend. (1)	-	-	300,000	30.00	1,000	1,000	-
Copel Amec (1)	-	-	48,000	48.00	100	306	14
Carbocampel (1)	127,400	-	-	49.00	260	(128)	(13)
Escoelectric Ltda. (1)	-	-	3,220,000	40.00	8,050	(2,750)	797
Braspower (1)	-	-	808,500	49.00	1,650	(409)	-

Subsidiaries
COPEL Geração e Transm.	2,947,018,158	-	-	100.00	2,947,018	3,480,326	447,359
COPEL Distribuição	2,171,927,626	-	-	100.00	2,171,928	3,008,972	439,500
COPEL Telecomunicações	194,754,542	-	-	100.00	194,755	203,254	9,519
COPEL Participações	1,165,500,361	-	-	100.00	1,165,500	1,334,734	57,932
Compagas	5,712,000	11,424,000	-	51.00	85,143	179,104	30,394
Elejor	42,209,920	-	-	43.54	113,800	122,739	4,576
COPEL Empreendimentos (1)	-	-	397,983,311	100.00	397,983	403,890	(579)
UEG Araucária	-	-	565,951,934	80.00	707,440	660,484	(1,435)
Centrais Eólicas (1)	-	-	930,000	100.00	3,061	4,545	426
Dominó Holdings (2)	251,928,516	-	-	45.00	251,929	637,393	41,401

(1) Unaudited by independent auditors
(2) Joint control as of January 2008

b) Changes to the investments in investees and subsidiaries

Parent Company	Balance as of 31.12.2007	Result of equity	Investments	Proposed dividends and IOC	Balance as of 30.09.2008

Subsidiaries
COPEL Geração e Transmissão	3,144,442	447,359	-	(111,475)	3,480,326
COPEL Distribuição	2,663,911	439,500	-	(94,439)	3,008,972
COPEL Telecomunicações	193,735	9,519	-	-	203,254
COPEL Participações	1,226,802	57,932	67,000	(17,000)	1,334,734

	7,228,890	954,310	67,000	(222,914)	8,027,286

Parent Company	Balance as of 31.12.2007	Result of equity	Investments	Proposed dividends and IOC	Balance as of 30.09.2007

Subsidiaries
COPEL Geração e Transmissão	2,509,233	387,424	-	(106,572)	2,790,085
COPEL Transmissão	994,523	130,915	69,217	(43,711)	1,150,944
COPEL Distribuição	1,689,286	420,562	-	(71,747)	2,038,101
COPEL Telecomunicações	184,287	5,373	6,160	-	195,820
COPEL Participações	668,889	64,248	511,526	(16,543)	1,228,120

	6,046,218	1,008,522	586,903	(238,573)	7,403,070

Consolidated	Balance as of 31.12.2007	Result of equity	Amortization of goodwill	AFCI	Addition of Dominó in consolidation	Proposed dividends and IOC	Other	Balance as of 30.09.2008

Investees
Dominó Holdings (e)	90,155	-	-	-	(90,155)	-	-	-
Sercomtel Telecom.	82,153	910	-	-	-	-	-	83,063
Foz do Chopim	16,353	6,815	-	-	-	(6,152)	(322) (1)	16,694
Dois Saltos Empreend.	-	-	-	-	-	-	300 (2)	300
Sercomtel Celular	8,759	(2,152)	-	-	-	-	-	6,607
Dona Francisca	5,931	3,051	-	-	-	-	-	8,982
Copel Amec	140	7	-	-	-	-	-	147
Carbocampel	(56)	(7)	-	-	-	-	-	(63)
Carbocampel - AFCI	1,059	-	-	-	-	-	-	1,059
Escoelectric	(1,390)	355	-	-	-	-	-	(1,035)
Escoelectric - AFCI	1,025	-	-	-	-	-	-	1,025
Braspower - AFCI	176	-	-	20	-	-	-	196
Sanepar	-	21,172	-	-	264,539	(4,151)	-	281,560
	204,305	30,151	-	20	174,384	(10,303)	(22)	398,535
Investees - goodwill (c)				-
Sercomtel - Telecom.	1,568	-	(1,568)	-	-	-	-	-
Sercomtel Celular	223	-	(223)	-	-	-	-	-
Sanepar	-	-	(547)	-	4,377	-	-	3,830
	1,791	-	(2,338)	-	4,377	-	-	3,830
Subsidiaries - goodwill				-
Elejor (Note 17.a)	-	-	(566)	-	-	-	566	-
COPEL Empreend.(N. 17.b)	-	-	(1,759)	-	-	-	1,759	-
	-	-	(2,325)	-	-	-	2,325 (3)	-
Other	-	(239)	-	-	-	-	239	-

	206,096	29,912	(4,663)	20	178,761	(10,303)	2,542	402,365

AFCI - advance for capital increase
(1) Dividends from previous year.
(2) Balance transferred from other investments.
(1) Balances and changes reclassified under intangible assets in progress.

				Investments	Proposed		Balance
	Balance as of	Result of	Amortization	and	dividends		as of
Consolidated	31.12.2006	equity	of goodwill	AFCI	and IOC	Other	30.09.2007

Investees
Dominó Holdings (e)	91,522	7,107	-	-	(1,350)	-	97,279
Sercomtel Telecomunicações	83,463	625	-	-	-	-	84,088
Foz do Chopim	16,362	7,150	-	-	(5,652)	(716) (1)	17,144
Sercomtel Celular	12,369	(1,716)	-	-	-	-	10,653
Dona Francisca Energética	2,023	2,919	-	-	-	-	4,942
Centrais Eólicas do Paraná	1,050	122	-	-	-	(1,172) (2)	-
Copel Amec	468	21	-	(350)	-	-	139
Carbocampel	232	(16)	-	-	-	-	216
Carbocampel - AFCI	198	-	-	-	-	-	198
Escoelectric - AFCI	2,500	(1,914)	-	439	-	-	1,025
Braspower - AFCI	176	-	-	-	-	-	176
	210,363	14,298	-	89	(7,002)	(1,888)	215,860
Investees - goodwill (c)
Sercomtel - Telecomunicações	5,796	-	(3,171)	-	-	-	2,625
Sercomtel Celular	803	-	(435)	-	-	-	368
	6,599	-	(3,606)	-	-	-	2,993
Subsidiaries - goodwill
Elejor (Note 17.a)	-	-	(566)	-	-	566	-
COPEL Empreend. (N. 17.b)	-	-	(1,759)	-	-	1,759	-
	-	-	(2,325)	-	-	2,325 (3)	-
Other	-	3,367	-	-	-	(3,367) (4)	-

	216,962	17,665	(5,931)	89	(7,002)	(2,930)	218,853

AFCI - advance for capital increase
(1) Dividends from previous year.
(2) Inclusion of Centrais Eólicas in the consolidation of financial statements.
(3) Balances and changes reclassified under intangible assets in progress.
(4) Balances from subsidiaries Compagas and Elejor which haven't been eliminated upon consolidation from previous years and whose equity results were recorded in 2007.

c) Interests in subsidiaries - goodwill

The investments in Sercomtel S.A. Telecomunicações and in Sercomtel Celular S.A. include goodwill on acquisition (R$ 42,289 and R$ 5,814), which have been fully amortized at the annual rate of 10%, with a charge to income of R$ 1,791 (R$ 1,568 + R$ 223) in 2008 and of R$ 3,606 (R$ 3,171 + R$ 435) in 2007. The payment of goodwill was determined by the expected future profitability, resulting from the assessment of the return on investment based on discounted cash flows.

In 1998, the acquisition by Dominó Holdings S.A. of an interest in SANEPAR resulted in goodwill, which is being amortized over 15 years as of 1999, at the rate of R$ 135 a month, for a total of R$ 547 in 2008, which is proportional to COPEL Participações' interest in the company.

d) Consórcio Energético Cruzeiro do Sul (1)

Consórcio Energético Cruzeiro do Sul, an independent power producer owned by COPEL Geração e Transmissão (with a 51% interest) and by Eletrosul Centrais Elétricas S.A. (49%), won, on November 28, 2006, at the Auction of Power from New Projects, the rights to the 35-year concession of the Mauá Hydroelectric Power Plant.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main power plant rated 350 MW and an additional small hydropower unit rated 11 MW, for a total of 361 MW of installed capacity, which is enough to supply approximately 892,400 people. The facility will take advantage of the hydroelectric potential discovered in the middle section of the Tibagi River, between the towns of Telêmaco Borba and Ortigueira, in mideastern Paraná. The plant’s reservoir will have a perimeter of 80 km and a surface of 83.8 km2. The dam will have a length of 745 m and a maximum height of 85 m and will be built with roller-compacted concrete and a clay-filled embankment. The dam’s total solid volume will be around 580.000 m3.

Total estimated expenditures amount to approximately R$ 1,000,000 as of October 2006, of which 51% (R$ 505,554) will be invested by COPEL Geração e Transmissão, while the remaining 49% (R$ 485,729) will be invested by Eletrosul.

In November 2007, the National Monetary Council (CMN) authorized an exception to Central Bank Resolution no. 2,827/01, which limited credit to state-owned companies, in order to allow COPEL to obtain financing from the National Economic and Social Development Bank (BNDES), in the amount of approximately R$ 360.000, for the Company’s share of construction expenditures in connection with the Mauá Hydroelectric Power Plant.

The power from the Mauá Power Plant was sold at an ANEEL auction at the rate of R$ 112.96/MWh, restated according to the IPCA inflation index starting on November 1, 2006. The company sold 192 average MW, for supply starting in January 2011. The assured power of the project, established in its concession agreement, was 197.7 average MW, after full motorization, and the maximum reference rate set in the auction notice was R$ 116.00/MWh.

Expenditures in this project are recorded as investments, proportionally to COPEL’s share in the consortium, pursuant to the Accounting Manual for Electric Energy Utilities.

Work began in May 2007 with the procurement of the basic project and the beginning of the executive project for the facility and its associated transmission system, the preparation of technical specifications, calculation records, designs, and other documents regarding the different structures within the facility, additional geological surveys, and topography services. The project has been concluded and approved by ANEEL. The project’s Environmental Impact Study and Environmental Impact Report have been disclosed at a public hearing and approved by the licensing authority, resulting in the issue of Installation License no. 6,496/2008. The service order for the beginning of the construction of the Mauá Hydroelectric Power Plant was signed on July 21, 2008, and commercial generation is scheduled for 2011.

Currently, the construction site is being set up, with area cleanup, terrain leveling, landfill compaction, and construction of industrial and administrative facilities and personnel quarters. Superficial excavation has also been started for the construction of diversion tunnels for the Tibagi River at the dam’s construction site.

(1) Technical information unaudited by the independent auditors.

e) Dominó Holdings

Dominó Holdings S.A. is a company which owns 34.75% of the share capital of the Sanitation Company of Paraná – SANEPAR, a mixed capital company whose business comprises basic sanitation services, including water supply and sewage collection and treatment. On January 14, 2008, COPEL, through its wholly-owned subsidiary COPEL Participações, became the holder of 45% of the share capital of Dominó Holdings S.A., by acquiring a 30% interest held by Sanedo Participações Ltda. for R$ 110,226, with an approximate discount of R$ 74,402, based on the on the expected future profitability of the company. Upon consolidation of the balance sheets, this discount was reclassified to income from future periods.

With this acquisition, COPEL Participações acquired control of the company in cooperation with the remaining shareholders. Dominó Holdings has been consolidated into COPEL’s balance sheets proportionally to the Company’s interest in it.

The main items of assets, liabilities, and the statement of income of Dominó Holdings, as well as the corresponding consolidated shares, are shown below:

Dominó Holdings S.A.	Balances as of 30.09.2008

	Full amounts	Revaluation reserve (1)	Adjusted balance	COPEL's stake (45%)

ASSETS	694,683	(47,978)	646,705	291,017
Current assets	12,498	-	12,498	5,624
Long-term receivables	682,185	(47,978)	634,207	285,393

LIABILITIES	694,683	(47,978)	646,705	291,017
Current liabilities	9,312	-	9,312	4,190
Shareholders' equity	685,371	(47,978)	637,393	286,827

STATEMENT OF INCOME
General and administrative expenses	(2,071)	-	(2,071)	(932)
Financial income (losses)	(504)	-	(504)	(227)
Result of equity in investees	43,976	1,857	45,833	20,625
Net income for the period	41,401	1,857	43,258	19,466

(1) Balances have been adjusted due to accounting practices not adopted by the Parent Company

f) Centrais Eólicas do Paraná

The Company, through COPEL Participações, held a 30% interest in Centrais Eólicas do Paraná (Ceopar). On September 6, 2007, COPEL acquired, through COPEL Geração e Transmissão, the remaining 70% interest held by Wobben Windpower Indústria e Comércio Ltda., thus becoming the holder of 100% of the share capital of Ceopar. This transaction resulted in a discount of R$ 592, which was reclassified upon consolidation to income from future periods.

16 Property, Plant, and Equipment

	Cost	Accumulated depreciation	Consolidated net value	Cost	Accumulated depreciation	Consolidated net value

			30.09.2008			30.06.2008
In service (a)
COPEL Geração e Transmissão	5,211,289	(2,032,890)	3,178,399	5,202,294	(2,000,835)	3,201,459
COPEL Distribuição	4,711,703	(2,245,641)	2,466,062	4,641,460	(2,202,788)	2,438,672
COPEL Telecomunicações	348,606	(199,380)	149,226	334,444	(193,476)	140,968
COPEL Participações	314	(232)	82	322	(235)	87
Compagas	153,014	(40,149)	112,865	149,553	(38,216)	111,337
Elejor	605,880	(42,598)	563,282	605,899	(38,509)	567,390
UEG Araucária	641,046	(100,050)	540,996	640,205	(92,098)	548,107
Centrais Eólicas do Paraná	4,129	(2,371)	1,758	4,129	(2,319)	1,810
	11,675,981	(4,663,311)	7,012,670	11,578,306	(4,568,476)	7,009,830
Construction in progress
COPEL Geração e Transmissão	284,714	-	284,714	274,791	-	274,791
COPEL Distribuição	439,847	-	439,847	392,984	-	392,984
COPEL Telecomunicações	28,903	-	28,903	39,135	-	39,135
Compagas	26,501	-	26,501	25,162	-	25,162
Elejor	9,029	-	9,029	8,828	-	8,828
UEG Araucária	520	-	520	553	-	553
	789,514	-	789,514	741,453	-	741,453
	12,465,495	(4,663,311)	7,802,184	12,319,759	(4,568,476)	7,751,283
Special liabilities (b)
COPEL Geração e Transmissão	(4,925)	-	(4,925)	(4,925)	-	(4,925)
COPEL Distribuição	(902,629)	9,824	(892,805)	(881,770)	-	(881,770)
	(907,554)	9,824	(897,730)	(886,695)	-	(886,695)

	11,557,941	(4,653,487)	6,904,454	11,433,064	(4,568,476)	6,864,588

Under Articles 63 and 64 of Decree no. 41,019, dated February 26, 1957, the assets and facilities used mostly in the generation, transmission, distribution, and sale of power are attached to these services and cannot be withdrawn, sold, assigned, or mortgaged without the prior written consent of the Regulatory Agency. ANEEL Resolution no. 20/1999 regulates the release of assets from the concessions of the Public Electric Energy Utilities, granting prior authorization to the release of assets that are deemed useless to the concession, when intended for sale, provided that the proceeds from such transaction be deposited in a special bank account assigned to investment in the concession.

a) Property, plant, and equipment in service

		Accumulated	Consolidated		Accumulated	Consolidated
	Cost	depreciation	net value	Cost	depreciation	net value

			30.09.2008			30.06.2008
Machinery and equipment	7,728,668	(3,180,991)	4,547,677	7,630,797	(3,110,324)	4,520,473
Reservoirs, dams, and headrace channels	2,865,152	(1,052,944)	1,812,208	2,865,095	(1,037,302)	1,827,793
Buildings	701,409	(315,944)	385,465	700,634	(310,712)	389,922
Land	119,700	-	119,700	118,882	-	118,882
Gas pipelines	115,723	(26,541)	89,182	115,636	(25,576)	90,060
Vehicles	125,932	(75,004)	50,928	127,745	(72,798)	54,947
Furniture and implements	19,397	(11,887)	7,510	19,517	(11,764)	7,753

	11,675,981	(4,663,311)	7,012,670	11,578,306	(4,568,476)	7,009,830

b) Special liabilities

Special liabilities comprise customers’ contributions, Federal Government budget grants, federal, State, and municipal funds, and special credits linked to the investments in facilities tied to a concession. Special liabilities are not onerous liabilities and are not credits owned by shareholders. They are restated according to the same criteria and indicators used to restate the assets under the property, plant, and equipment of the corresponding agents. The scheduled date for settlement of these liabilities was the concession expiration date.

ANEEL, by means of Regulatory Resolution no. 234/2006, dated October 31, 2006, established the guidelines, the applicable methodologies, and the initial procedures for the conduction of the second cycle of the periodic rate review involving the Brazilian power distribution utilities, changing the characteristics of these liabilities. Both the outstanding balance and new additions have been amortized as of July 1, 2008, pursuant to ANEEL Ruling no. 3,073/06 and Circular Letter no. 1,314/07. This amortization is calculated based on the same average depreciation rate of the corresponding assets.

For purposes of calculating the compensation for the assets linked to the concession and transferable to the Federal Government, on the concession expiration date the remaining balance of special liabilities, if any, will be deducted from the residual value of the assets, both assessed according to criteria set by ANEEL.

The change in the characteristics of these liabilities results from the new rate-setting mechanism introduced by this new Regulatory Resolution, which establishes that the depreciation of assets acquired with funds from Special Liabilities will no longer be included in the B Portion of the companies’ revenues.

c) Changes in property, plant, and equipment

		Construction	Special
Balances	In service	in progress	liabilities	Consolidated

As of December 31, 2007	6,972,542	717,029	(857,192)	6,832,379
Expenditure program	-	282,918	-	282,918
Transfer to p.,p.,&e. in service	253,549	(253,549)	-	-
Depreciation quotas	(203,383)	-	-	(203,383)
Write-offs	(12,837)	(573)	-	(13,410)
Customer contributions	-	-	(29,503)	(29,503)
Transfers between p.,p.,&e. and intangible assets	5	(3,164)	-	(3,159)
Transfers of assets assigned for future use	(46)	-	-	(46)
Reversal of provisions for contingencies	-	(1,208)	-	(1,208)
As of June 30, 2008	7,009,830	741,453	(886,695)	6,864,588
Expenditure program	-	155,086	-	155,086
Transfer to p.,p.,&e. in service	110,789	(110,789)	-	-
Depreciation quotas	(92,659)	-	-	(92,659)
Write-offs	(15,290)	(1,141)		(16,431)
Customer contributions	-	-	(11,035)	(11,035)
Supplemental provision for contingencies	-	4,905	-	4,905
As of September 30, 2008	7,012,670	789,514	(897,730)	6,904,454

17 Intangible assets

	Rights of use			Accumulated		Consolidated
	of software	Easements	Other	amortization (1)		Net value

					30.09.2008	30.06.2008
In service
COPEL Geração e Transmissão	11,782	9,177	29	(8,494)	12,494	12,606
COPEL Distribuição	29,228	17,730	109	(23,991)	23,076	23,591
COPEL Telecomunicações	4,093	-	-	(2,956)	1,137	1,306
COPEL Participações	-	-	1	-	1	1
Compagas	640	-	20	(454)	206	228
Elejor	-	101	-	-	101	101
UEG Araucária	90	-	-	(66)	24	26
	45,833	27,008	159	(35,961)	37,039	37,859
In progress
COPEL Geração e Transmissão	-	714	-	-	714	654
COPEL Distribuição	1,575	3,022	-	-	4,597	3,957
COPEL Telecomunicações	100	-	-	-	100	100
Elejor	-	27	-	-	27	27
Goodwill - Elejor (a)	-	-	22,626	(1,885)	20,741	20,929
Goodwill - Copel Empreendimentos (b)	-	-	53,954	(4,105)	49,849	50,436
	1,675	3,763	76,580	(5,990)	76,028	76,103

					113,067	113,962

(1) Annual amortization rate for intangible assets in service: 20%

a) Goodwill - ELEJOR

The acquisition of the shares held by Triunfo Participações S.A., in December 2003, resulted in total goodwill of R$ 22,626, which corresponded to a balance of R$ 20,741 as of September 30, 2008. The linear amortization of goodwill was economically determined by the expected income from the commercial operation of the concession, which expires in October 2036, and its effect on the statement of income as of September 30, 2008 was R$ 566 (R$ 566 as of September 30, 2007).

b) Goodwill - COPEL Empreendimentos

The acquisition on May 31, 2006 of COPEL Empreendimentos, which was previously known as El Paso Empreendimentos e Participações Ltda. and which held a 60% interest in UEG Araucária Ltda., resulted in net final goodwill of R$ 53,954, with a balance as of September 30, 2008 of R$ 49,849. The linear amortization of goodwill was economically determined by the expected income from the commercial operation of the concession, which expires in December 2029, and its effect on the statement of income as of September 30, 2008 was R$ 1,759 (R$ 1,759 as of September 30, 2007).

c) Changes in intangible assets

Balances	In service	In progress	Consolidated

As of December 31, 2007	36,067	76,518	112,585
Expenditure program	-	1,799	1,799
Capitalizations	3,828	(3,828)	-
Amortization quotas	(1,707)	(1,550)	(3,257)
Write-offs	(324)	-	(324)
Transfer between intangible assets and p.,p.,&e.	(5)	3,164	3,159
As of June 30, 2008	37,859	76,103	113,962
Expenditure program	-	809	809
Capitalizations	109	(109)	-
Amortization quotas	(856)	(775)	(1,631)
Write-offs	(73)	-	(73)
As of September 30, 2008	37,039	76,028	113,067

18 Loans and Financing

The breakdown of the consolidated and of the Company’s loans and financing balances is featured below:

Consolidated			Current		Long-term
			liabilities		liabilities

			30.09.2008	30.06.2008	30.09.2008	30.06.2008
	Principal amount	Charges	Total	Total
Foreign currency
IDB (a)	19,562	414	19,976	17,609	28,901	33,054
STN (b)	6,961	2,037	8,998	6,841	72,638	60,404
Banco do Brasil (c)	4,449	17	4,466	3,826	-	1,854
Eletrobrás (d)	6	1	7	5	33	27
	30,978	2,469	33,447	28,281	101,572	95,339
National currency (reais )
Banco do Brasil (c)	153	4,465	4,618	13,287	330,411	330,421
Eletrobrás (d)	36,271	13	36,284	37,632	282,957	257,777
Eletrobrás - Elejor (e)	-	-	-	-	111,466	106,682
BNDES - Compagas (f)	6,385	-	6,385	6,283	14,415	15,747
Finep (g)	-	3	3	4	1,464	1,464
	42,809	4,481	47,290	57,206	740,713	712,091

	73,787	6,950	80,737	85,487	842,285	807,430

Parent Company				Current		Long-term
				liabilities		liabilities

			30.09.2008	30.06.2008	30.09.2008	30.06.2008
	Principal amount	Charges	Total	Total
Foreign currency
National Treasury (b)	6,961	2,037	8,998	6,841	72,638	60,404
	.
National currency (reais )
Banco do Brasil (c)	-	4,461	4,461	13,134	329,600	329,600

	6,961	6,498	13,459	19,975	402,238	390,004

Maturity of long-term installments

	Foreign	National
	currency	currency		Consolidated

			30.09.2008	30.06.2008
2009	2,721	9,051	11,772	34,048
2010	24,708	37,318	62,026	62,769
2011	15,075	60,796	75,871	73,385
2012	4,005	65,584	69,589	58,879
2013	2,570	65,584	68,154	57,048
2014	1,288	388,713	390,001	385,453
2015	-	58,661	58,661	54,380
2016	-	37,451	37,451	33,479
2017	-	6,357	6,357	3,113
2018	-	5,614	5,614	2,122
2019	-	3,365	3,365	119
2020	-	2,215	2,215	50
2021	-	4	4	4
After 2021	51,205	-	51,205	42,581

	101,572	740,713	842,285	807,430

Changes in loans and financing

		Foreign currency		National currency	Consolidated
Balances	Current	Long-term	Current	Long-term	Total

As of December 31, 2007	30,498	118,282	62,186	716,986	927,952
Funds raised	-	-	-	1,463	1,463
Capitalized charges	-	-	-	5,653	5,653
Charges	3,884	-	31,513	975	36,372
Monetary and exchange variation	(2,302)	(8,795)	262	9,738	(1,097)
Transfers	14,148	(14,148)	22,724	(22,724)	-
Amortization	(17,947)	-	(59,479)	-	(77,426)
As of June 30, 2008	28,281	95,339	57,206	712,091	892,917
Funds raised	-	-	-	32,511	32,511
Capitalized charges	-	-	-	3,132	3,132
Charges	1,301	-	19,070	859	21,230
Charges transferred to p.,p.&e.	-	-	(864)	-	(864)
Monetary and exchange variation	5,339	16,456	(78)	2,364	24,081
Transfers	10,223	(10,223)	10,244	(10,244)	-
Amortization	(11,697)	-	(38,288)	-	(49,985)
As of September 30, 2008	33,447	101,572	47,290	740,713	923,022

a) Inter-American Development Bank - IDB

Loan for the Segredo Hydroelectric Power Plant and for the Jordão River Diversion Project, received on 15 January 1991, in the amount of US$ 135,000. This debt is amortized semi-annually, with final maturity in January 2011. Interest is calculated according to the IDB funding rate, which in the third quarter of 2008 was 4.06% p.a. The agreement features provisions providing for termination in the following cases:

1) Default by the debtor on any other obligation set forth in the agreement or agreements signed with the Bank for financing of the project;

2) Withdrawal or suspension of the Federal Republic of Brazil as a member of the IDB;

3) Default by the guarantor, if any, of any obligation set forth in the guaranty agreement;

4) Ratio between current assets and total short-term commercial and bank financing, except for the current share of long-term indebtedness and dividends to be reinvested, lower than 1.2; and

5) Ratio between long-term indebtedness and shareholders’ equity exceeding 0.9.

This agreement is guaranteed by the Federal Government and by mortgage and fiduciary guarantees.

b) Department of the National Treasury - STN

The restructuring of medium and long-term debt, signed on May 20, 1998, in connection with the financing received under Law no. 4,131/62, is shown below:

	Term	Final	Grace period
Bond type	(years)	maturity	(years)		Consolidated

				30.09.2008	30.06.2008
Par Bond	30	15.04.2024	30	31,018	25,407
Capitalization Bond	20	15.04.2014	10	15,960	13,061
Debt Conversion Bond	18	15.04.2012	10	11,691	9,710
Discount Bond	30	15.04.2024	30	21,414	17,778
New Money Bonds	15	15.04.2009	7	771	641
Flirb	15	15.04.2009	9	782	648

				81,636	67,245

The annual interest rates and repayments are as follows:

Bond type	Annual interest rates (%)	Payments

Par Bond	6.0	single
Capitalization Bond	8.0	semi-annual
Debt Conversion Bond	Six-month LIBOR + 0.8750	semi-annual
Discount Bond	Six-month LIBOR + 0.8125	single
New Money Bonds	Six-month LIBOR + 0.8750	semi-annual
Flirb	Six-month LIBOR + 0.8125	semi-annual

As collateral for this agreement, the Company assigned and transferred to the Federal Government, conditioned to the non-payment of any financing installment, the credits that are made to the Company’s centralized revenues account, up to a limit sufficient to cover the payment of installments and other charges payable upon each maturity. For the Discount and Par Bonds, there are collateral deposits of R$ 10,120 and R$ 14,427 (R$ 8,416 and R$ 11,997 as of June 30, 2008), respectively, recorded under guarantees and escrow deposits, in long-term receivables (Note 11).

c) Banco do Brasil S.A.

The Company has the following contracts with Banco do Brasil:

1) Agreements denominated in Japanese yen for the gas-insulated substation at Salto Caxias, repayable in 20 semi-annual installments, starting on March 7, 2000, bearing interest of 2.8% p.a. and a 3.8% p.a. brokerage commission. This debt is secured by COPEL’s revenues;

2) Private Credit Assignment Agreement with the Federal Government, through Banco do Brasil S.A., signed on March 30, 1994, repayable in 240 monthly installments based on the Price amortization system starting on April 1, 1994, monthly restated by the TJLP and IGP-M plus interest of 5.098% p.a. and secured by COPEL’s revenues.; and

3) The Parent Company has the following credits notes from Banco do Brasil, in connection with its debt service:

	Issue		Financial charges due
Credit notes	date	Maturity	semi-annually	R$

Commercial no. 330.600.129	31.01.2007	31.01.2014	106.5% of average CDI rate	29,000
Industrial no. 330.600.132	28.02.2007	28.02.2014	106.2% of average CDI rate	231,000
Industrial no. 330.600.151	31.07.2007	31.07.2014	106.5% of average CDI rate	18,000
Industrial no. 330.600.156	28.08.2007	28.08.2014	106.5% of average CDI rate	14,348
Industrial no. 330.600.157	31.08.2007	31.08.2014	106.5% of average CDI rate	37,252

				329,600

As a guarantee, Banco do Brasil was authorized to deduct any amounts credited, on any grounds, to the Company's deposit account to cover, in part or in full, the outstanding balance due under the line of credit. It was also irrevocably authorized, regardless of prior notice, to offset the bank’s receivable, which corresponds to the outstanding balance due under the line of credit, with any credits the Company has or accrues at Banco do Brasil.

d) Eletrobrás

Loans originated from the Eletrobrás Financing Fund (FINEL) and from the Global Reversal Reserve (RGR) for the expansion of the generation, transmission, and distribution systems. Repayments started in February 1999, and the last payment is due in August 2021. Interest of 5,0% to 8,0% p.a. and principal are repaid monthly, adjusted by the FINEL and Federal Reference Unit (UFIR) rates.

Contract ECFS – 142/2006, was signed on May 11, 2006 by COPEL Distribuição and Eletrobrás, in the amount of R$ 74,340, for use in the “Luz para Todos” rural electrification program. Out of the total amount, R$ 42,480 came from RGR funds, and R$ 31,860 from CDE (Energy Development Account) funds. This loan has a grace period of 24 months and bears interest of 5% p.a. plus a commission of 1% p.a. It is repayable in 120 equal monthly installments, with final maturity on September 30, 2018. As of December 2007, COPEL had withdrawn R$ 52,028, of which R$ 29,736 came from RGR funds.

Contract ECFS – 206/2007, was signed on March 3, 2008 by COPEL Distribuição and Eletrobrás, in the amount of R$ 126,431, for use in the “Luz para Todos” rural electrification program. Out of the total amount, R$ 108,369 came from RGR funds, and R$ 18,061 from CDE (Energy Development Account) funds. This loan has a grace period of 24 months and bears interest of 5% p.a. plus a commission of 1% p.a. It is repayable in 120 equal monthly installments, with final maturity on August 30, 2020. On July 28, 2008, COPEL withdrew R$ 37,929, of which R$ 32,511 came from RGR funds.

These loans are secured by the revenues of COPEL’s subsidiaries, pursuant to a mandate issued by public act, and by the issue of promissory notes in the same number of outstanding installments.

e) Eletrobrás - Elejor

For purposes of presentation of the quarterly financial information report, the value of the shares to be redeemed by ELEJOR has been reclassified from minority interest to loans and financing, under long-term liabilities.

The 59,000,000 preferred shares in Elejor held by Eletrobrás, in the amount of R$ 59,900, shall be reacquired by the issuer (Elejor) in 32 consecutive quarterly installments, each in the amount of 1,871,875 shares, starting in the 24th month from the beginning of commercial operation of the project, which took place after the last generating unit entered operation on August 31, 2006.

The paid in amounts are restated according to the IGP-M index, pro rata, between the date the shares were paid in and the actual payment date, plus interest of 12% p.a..

In August 2007, nine installments were bought back in advance by Elejor, for R$ 20,385, plus financial charges of R$ 18,725, for a total of R$ 39,110.

As of September 2008, the outstanding balance comprised a principal amount of R$ 44,731 plus R$ 66,735 in charges.

f) BNDES - Compagas

The BNDES balance includes four agreements signed by Compagas on December 14, 2001, repayable in 99 monthly installments, with interest of 4% p.a.. Two of these agreements were signed for the purchase of machinery and equipment, subject to the TJLP rate (limited to 6% p.a.), and two were signed for construction, facilities, and services, subject to the BNDES monetary unit (UMBND) rate.

This financing is secured by Compagas’ gas supply receivables, which shall be deposited exclusively in a checking account at Banco Itaú S.A.

g) Financiadora de Estudos e Projetos - FINEP

Loan agreement no. 02070791-00, signed on November 28, 2007 to partially cover expenses incurred in the preparation of the "Generation Research and Development Project for 2007".

The funds, in the amount of R$ 5,078, will be made available in six installments. The first one, in the amount of R$ 1,464, was withdrawn in April 2008, and the remaining ones will be deposited every 90 days, to the extent there is financial and budget availability.

A share of 1% of the funds will be allocated to cover inspection and supervision expenses.

The principal amount of this debt will be subject to equalized interest of 6.37% p.a., due on the 15th day of each month, including the months of the grace period.

The outstanding balance will be paid to FINEP in 49 monthly and successive installments, the first one due on December 15, 2010, and the last one on December 15, 2014.

COPEL Geração e Transmissão has committed to pay a share of the project preparation costs, with its own resources, in the minimum amount of R$ 564.

To secure the contract, COPEL Geração e Transmissão has authorized Banco do Brasil to withhold the amounts due to FINEP from the checking account in which its monthly revenues are deposited. In the event of breach of contract, COPEL shall lose the benefit of interest equalization.

19 Debentures

The balance of debentures is broken down below:

				Current		Long-term
				liabilities		liabilities

			30.09.2008	30.06.2008	30.09.2008	30.06.2008
	Principal amount	Charges	Total	Total
Parent Company (a)	133,360	9,718	143,078	162,639	600,000	600,000
Elejor (b)	15,219	3,306	18,525	3,304	254,582	269,638

	148,579	13,024	161,603	165,943	854,582	869,638

Maturity of long-term installments

		Consolidated

	30.09.2008	30.06.2008
2009	7,610	22,816
2010	42,200	42,174
2011	646,120	646,092
2012	46,120	46,092
2013	46,120	46,092
2014	43,076	43,050
2015	20,201	20,188
2016	3,135	3,134

	854,582	869,638

Changes in the balances of debentures

	Current	Long-term	Consolidated
Balances	liabilities	liabilities	Total

As of December 31, 2007	171,827	1,002,674	1,174,501
Charges	56,667	324	56,991
Transfers	133,360	(133,360)	-
Amortization	(195,911)	-	(195,911)
As of June 30, 2008	165,943	869,638	1,035,581
Charges	31,701	164	31,865
Transfers	15,220	(15,220)	-
Amortization	(51,261)	-	(51,261)
As of September 30, 2008	161,603	854,582	1,016,185

a) Parent Company Debentures

1) Fourth Issue of Debentures

A single series of 60,000 debentures makes up the fourth issue of simple debentures conducted by the Company on September 1, 2006, in the amount of R$ 600,000, and concluded on October 6, 2006, with full subscription in the total amount of R$ 607,899, with a five-year term from issue date and final maturity on September 1, 2011. These are simple, nominative debentures, non-convertible into stock, issued in book-entry form, and unsecured.

These securities will yield interest on their face value of 104% of the average one-day Interfinance Deposit (DI - over) rates, extra-group, expressed in an annual percentage rate based on 252 business days, calculated and published daily by CETIP (the “DI rate”) in exponential and cumulative “pro rata tempore” manner according to the number of business days elapsed. Interest corresponding to the capitalization period will be due and paid semi-annually, with the first due date on March 1, 2007 and the last on September 1, 2011. There will be no renegotiation of these debentures.

The resources obtained with the issue of these debentures were used to optimize the Company’s debt profile, by means of payment of its financial obligations, and to reinforce its cash flow. The resources from this issue were used to settle 1/3 of the principal amount of the Company's 3rd issue of debentures, due on February 1, 2007, and the principal amount of the Company’s 2nd issue of debentures, due on March 1, 2007.

2) Third Issue of Debentures

A single series of 40,000 debentures makes up the third issue of simple debentures, concluded on May 9, 2005, fully subscribed for R$ 400,000, with a four-year term. Final maturity is scheduled for 2009, with the first repayment (1/3) being scheduled for January 1, 2007, the second repayment (1/3) for February 1, 2008, and the third one (1/3) for February 1, 2009.

These are simple, nominative debentures, non-convertible into stock, issued in book-entry form, and secured by real estate. The funds were used to pay off securities issued on the international market (Euronotes) by the Company on May 2, 1997 and due on May 2, 2005, in the amount of US$ 150,000.

The pledged security is COPEL Geração e Transmissão’s bank account in Banco do Brasil S.A., in which all resources earned by it in connection with power sales agreements, both current and future, will be deposited.

These securities will yield interest on their face value (minus previously amortized amounts) of 115% of the average one-day Interfinance Deposit rates, extra-group, expressed in an annual percentage rate based on 252 business days, calculated and published daily by CETIP (the “DI rate”) in exponential and cumulative “pro rata tempore” manner according to the number of business days elapsed. Interest corresponding to the capitalization periods will be due and paid semi-annually, with the first due date on August 1, 2005 and the last on February 1, 2009. There will be no renegotiation of these debentures.

The debentures feature provisions setting forth accelerated maturity in certain conditions.

b) Debentures - Elejor

The contract for Elejor’s first issue of debentures was signed with BNDES Participações S.A. – BNDESPAR, with COPEL Participações intervening as “Guarantor Shareholder” together with COPEL.

These funds were raised to be employed in the following:

1) Investments in the Fundão-Santa Clara Power Complex, on the Jordão River, in the State of Paraná;

2) Investments in two small hydropower plants, the Santa Clara I SHP and the Fundão SHP;

3) Payment of 50% of the amounts borrowed between July 1, 2004 and September 30, 2004 under the loan agreement signed on April 7, 2004 with the Guarantor Shareholder;

4) Full payment of the funds loaned by the Guarantor Shareholder from October 1, 2004 until the date the first debentures were paid in;

5) Payment of operating expenses inherent to the issuer's business, including the purchase of power to meet supply obligations; and

6) Financing of the social and environmental programs in connection with the investments in the Fundão-Santa Clara Power Complex.

One thousand debentures were issued in book-entry form, without the issue of guarantees or certificates. They were issued in two series, the first one comprising 660 debentures, and the second one, 340. Both of them are nominative, convertible into common shares and into class C preferred shares, at the discretion of the debenture holders.

The total amount of this issue was R$ 255,626. The debentures had a face value of R$ 256 on the issue date, February 15, 2005, and this value is restated according to the variation of the long term interest rate (TJLP).

The final maturity of the first series is scheduled for February 15, 2015. After the grace period for the principal amount of 48 months from the issue date, amortization will take place in 24 quarterly installments pursuant to the agreement. The first amortization payment is due on May 15, 2009.

The final maturity of the second series is scheduled for February 15, 2016. After the grace period for the principal amount of 60 months from the issue date, amortization will take place in 24 quarterly installments pursuant to the agreement. The first amortization payment is due on May 15, 2010.

The first and second series yield interest based on the variation of TJLP, plus a 4% p.a. spread on the outstanding balance of each series. Interest on the first series is due annually, in the first twelve months from the issue date, and quarterly thereafter. The first payment was due on February 15, 2006, and the last one, on February 15, 2015. Interest on the second series is due annually, in the first 24 months from the issue date, and quarterly thereafter. The first payment was due on May 15, 2007, and the last one, on February 15, 2016.

The agreement contains the following guarantees:

1) Letter of guarantee signed by COPEL Participações pledging an unsecured guarantee and taking main responsibility for payment to debenture holders;

2) Lien on rights resulting from the concession agreement: pursuant to the terms and provisions of the private agreements for lien on revenues and other covenants between the issuer, the fiduciary agent, and the depositary bank, an irrevocable lien was constituted, with due authorization by ANEEL; and

3) Lien on revenues and reserve of funds for payment: pursuant to the agreement between the issuer, the fiduciary agent, and the depositary bank, a centralizing account and a reserve account were constituted and shall be in effect until final settlement of all obligations under this agreement.

The debentures feature provisions setting forth accelerated maturity in certain conditions.

20 Suppliers

			Consolidated

		30.09.2008	30.06.2008
Charges for the use of the power grid
Use of the Basic Network		57,158	51,779
Transport of power		4,193	3,743
Use of connections		264	237
		61,615	55,759
Power suppliers
Eletrobrás (Itaipu)		82,122	72,738
Furnas Centrais Elétricas S.A.		32,319	30,191
Controladora Hidro Elétrica do São Francisco - Chesf		31,495	29,272
Utilities - CCEE (Note 32)		32,863	20,522
Controladora Energética de São Paulo - Cesp		11,444	10,412
Rio Pedrinho Energética S.A. e Consórcio Salto Natal Energética S.A.		9,814	9,383
Centrais Elétricas do Norte do Brasil S.A. - Eletronorte		10,277	9,293
Itiquira Energética S.A.		8,966	8,764
Dona Francisca Energética S.A.		4,420	4,420
Companhia Energética de Minas Gerais - Cemig		4,642	4,223
Other utilities		21,578	15,509
		249,940	214,727
Materials and services
Petróleo Brasileiro S.A. - Petrobras - renegotiation - long-term (a)		207,006	200,730
Petróleo Brasileiro S.A. - Petrobras - gas acquired by Compagas		35,015	28,556
Other suppliers		101,647	110,319
		343,668	339,605

		655,223	610,091

	Current	448,217	409,361
	Long-term	207,006	200,730

a) Petróleo Brasileiro S.A. - Petrobras

On March 6, 2006, COPEL signed an agreement with Petrobras to settle the pending issues regarding the gas purchase agreement for the Araucária Thermal Power Plant. This settlement comprised the signature of an Out-of-Court Agreement, under which COPEL Geração e Transmissão, with COPEL as guarantor, acknowledged a R$ 150,000 debt to Petrobras, as grantor of Compagas’ credits to COPEL Geração, which shall be paid in 60 monthly installments restated by the Selic rate, starting in January 2010.

On May 30, 2006, COPEL Geração signed a Mutual Release Agreement with Compagas under which both companies fully and irrevocably release each other from all obligations and rights under the Natural Gas Purchase and Sale Agreement signed by them on May 30, 2000 and terminated on May 31, 2005, renouncing any claims against each other, on any grounds, as of the date of the Out of Court Settlement and Confession of Indebtedness signed by them and by Petrobras, with the participation of COPEL. The debt acknowledged by COPEL Geração remains.

21 Accrued Payroll Costs

		Consolidated

	30.09.2008	30.06.2008
Payroll
Taxes and social contribution	16,588	17,622
Payroll, net	105	150
Assignments to third-parties	1	2
	16,694	17,774
Labor provisions
Paid vacation and annual bonus	69,798	59,257
Social charges on paid vacation and annual bonus	25,124	20,798
Profit sharing (Note 30.c)	49,451	-
	144,373	80,055

	161,067	97,829

22 Post-Employment Benefits

a) Pension Plan

The Company and its subsidiaries sponsor retirement and pension plans (Pension Plans I, II, and III) and a medical and dental care plan (Healthcare Plan) to both current and retired employees and their dependents.

Pension Plans I and II are defined benefit plans, while Plan III is a defined contribution plan. On the date of retirement, the defined contribution plan becomes a monthly income for life.

The cost shares borne by the plans’ sponsors are recorded according to an actuarial assessment prepared annually by independent actuaries pursuant to the rules of CVM Ruling no. 371/2000. The actuarial and financial assumptions, for purposes of actuarial assessment, are discussed with the independent actuaries and approved by the sponsors’ senior management.

The flow of payment of contributions under Plans I and II, as of July 2007, was guaranteed under an agreement called “Private Agreement for Adjustment of Mathematical Reserves for the Basic and Supplemental Pension Plans”, signed on January 20, 1999. This agreement provides for the extinction of liabilities under certain conditions. Based on legal opinions by external and internal legal experts, the Company notified the senior management of Fundação COPEL de Previdência e Assistência Social, on July 27, 2007, that no contribution payments would be made under that agreement as of August 2007, since COPEL believed that the obligations contained therein expired.

In September 2007, Fundação COPEL disputed COPEL's interpretation, which led to a joint request for review and ruling by the State Department of Supplemental Pension Plans (SPC).

In November 2007, the State Department of Supplemental Pension Plans requested further information and suggested the conduction of an independent actuarial audit in order to review the settlement process and to issue a conclusive report on the suitability of the actuarial assumptions used and on whether the debt and/or contract at hand was settled/terminated.

In July 2008, the COPEL Foundation submitted to the SPC an audit report prepared by their actuarial consultants, and in October 2008, the SPC sent a letter to the COPEL Foundation requesting further information and evidence supporting that report.

The outcome of this issue will not affect the amounts which have already been recorded as an actuarial liability pursuant to CVM Instruction no. 371/2000. In fact, the final decision will only affect the cash flow of the payment of contributions between COPEL and the COPEL Foundation.

b) Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of healthcare expenses incurred by their employees and their dependents, within rules, limits, and conditions set in specific regulations. Coverage includes periodic medical exams and is extended to all retirees and pensioners for life.

c) Balance sheet and statement of income

The consolidated and recognized amounts in the balance sheet, under Post-Employment Benefits, are summarized below:

	Pension	Healthcare		Consolidated
	plan	plan		Total

			30.09.2008	30.06.2008
Pension plan - Plans I and II (DB)	106,457	384,991	491,448	490,810
Pension plan - Plan III (VC) - employees	7,359	-	7,359	6,134

	113,816	384,991	498,807	496,944

		Current	19,331	17,506
		Long-term	479,476	479,438

The consolidated amounts recognized in the statement of income are shown below:

		Consolidated

	30.09.2008	30.09.2007
Pension plan - periodic post-employment cost (1)	(20,641)	(55,172)
Pension plan (VC)	35,224	36,936
Healthcare plan - post-employment	31,136	10,811
Healthcare plan contributions	19,155	19,776
(-) Transfers to p.,p.,&e.	(5,452)	(4,921)

	59,422	7,430

1) The annual estimated cost for 2008, calculated by an independent actuary, resulted in income due to the actuarial gains which are being amortized and whose amounts exceed the regular periodic cost of the plans.

23 Customer Charges Due

		Consolidated

	30.09.2008	30.06.2008
Energy Development Account - CDE	14,904	14,904
Fuel Consumption Account - CCC	23,782	15,437
Global Reversal Reserve - RGR	6,045	6,045

	44,731	36,386

24 Research and Development and Energy Efficiency

The balances of COPEL’s provisions for R&D and EEP are broken down below:

	Applied and	Balance	Balance	Balance as of	Balance as of
	unfinished	due	applicable	30.09.2008	30.06.2008

Research and Development - R&D
FNDCT	-	18,843	-	18,843	19,137
MME	-	9,442	-	9,442	9,586
R&D - projects	15,757	-	69,403	85,160	82,203
	15,757	28,285	69,403	113,445	110,926
Energy Efficiency Program - EEP	15,098	-	75,276	90,374	83,992

	30,855	28,285	144,679	203,819	194,918

Changes in the balances of R&D and EEP

				Payments/
	Consolidated	Provision	SELIC rate	Use of funds	Consolidated

	31.12.2007				30.09.2008
Research and Development - R&D
FNDCT	20,157	10,386	-	(11,700)	18,843
MME	10,287	5,193	-	(6,038)	9,442
R&D - projects	75,893	10,386	5,402	(6,521)	85,160
	106,337	25,965	5,402	(24,259)	113,445
Energy Efficiency Program - EEP	78,943	13,702	4,575	(6,846)	90,374

	185,280	39,667	9,977	(31,105)	203,819

25 Other Accounts Payable

		Consolidated

	30.09.2008	30.06.2008
Current liabilities
Concession charge - ANEEL grant	33,369	31,454
Court settlement	27,238	30,673
Compensation for use of water resources	14,892	13,008
Collected public lighting charge	14,640	15,259
Pledged collateral	6,667	1,384
Reimbursement - customer contributions - (ERD)	3,366	8,385
Insurance companies - premiums due	3,181	19
Reparations to the Apucaraninha Indian community	2,471	2,240
ANEEL Inspection Fee	1,451	1,451
Other liabilities	9,883	5,861
	117,158	109,734
Long-term liabilities
Reparations to the Apucaraninha Indian community	7,412	6,720
Other liabilities	15	15
	7,427	6,735

26 Provisions for Contingencies

The Company is a party to several labor, tax, and civil claims filed before different courts. COPEL’s senior management, based on the opinion of its legal counsel, has kept a provision for contingencies in connection with lawsuits which are likely to result in losses.

The balances of the Company’s provisions for contingencies, net of escrow deposits, are shown below:

Consolidated		Judicial	Net	Net
	Contingencies	deposits	provision	provision

			30.09.2008	30.06.2008
Labor	122,047	(32,903)	89,144	91,094
Regulatory	98	-	98	107
Civil:
Suppliers (a)	51,991	-	51,991	51,383
Civil and administrative claims	29,853	(6,659)	23,194	18,331
Easements (b)	11,022	-	11,022	10,005
Condemnation and real estate claims (b)	114,854	-	114,854	111,253
Customers	5,939	(834)	5,105	4,139
	213,659	(7,493)	206,166	195,111
Tax:
Tax claims	84,754	(27,004)	57,750	71,028
Pasep tax	14,904	(14,686)	218	218
Cofins tax (c)	176,711	-	176,711	174,824
	276,369	(41,690)	234,679	246,070

	612,173	(82,086)	530,087	532,382

Parent Company		Judicial	Net	Net
	Contingencies	deposits	provision	provision

			30.09.2008	30.06.2008
Civil	434	-	434	416
Tax:
Tax claims	52,683	(27,003)	25,680	38,718
Pasep tax	14,904	(14,686)	218	218
Cofins tax (c)	176,711	-	176,711	174,824
	244,298	(41,689)	202,609	213,760

	244,732	(41,689)	203,043	214,176

Changes in provisions for contingencies

Consolidated	Balance of	Additions	Additions (rev.)		Provision
	Provision	(Reversals)	to p.,p.,&e.	Payments	Balance

	31.12.2007				30.09.2008
Labor	102,474	36,887	20	(17,334)	122,047
Regulatory	2,169	(2,071)	-	-	98
Civil:
Suppliers	49,954	2,037	-	-	51,991
Easements	16,070	-	(4,364)	(684)	11,022
Civil and administrative claims	15,975	14,875	-	(997)	29,853
Customers	6,523	(573)	-	(11)	5,939
Condemnations	107,083	-	8,041	(270)	114,854
Environmental claims	163	(163)	-	-	-
	195,768	16,176	3,677	(1,962)	213,659
Tax:
Tax claims	92,488	(6,681)	-	(1,053)	84,754
Pasep tax	14,776	128	-	-	14,904
Cofins tax	171,613	5,098	-	-	176,711
	278,877	(1,455)	-	(1,053)	276,369

	579,288	49,537	3,697	(20,349)	612,173

Parent Company	Balance of	Additions		Provision
	Provision	(Reversals)	Payments	Balance

	31.12.2007			30.09.2008
Civil	16	418	-	434
Tax:
Tax claims	61,290	(7,553)	(1,054)	52,683
Pasep tax	14,776	128	-	14,904
Cofins tax	171,613	5,098	-	176,711
	247,679	(2,327)	(1,054)	244,298

	247,695	(1,909)	(1,054)	244,732

The breakdown of the types of lawsuits in which COPEL is involved as of September 30, 2008 is consistent with the one featured in the Company's financial statements as of December 31, 2007.

The amount tied to cases classified as possible losses, estimated by the Company and its subsidiaries as of September 30, 2008, reached R$ 1.824.070, of which R$ 72,367 correspond to labor claims; R$ 1,028,094 to regulatory claims; R$ 152,193 to civil claims; and R$ 571,416 to tax claims. It is important to point out that COPEL has a good chance of success in the lawsuit it filed to dispute the effects of ANEEL Ruling no. 288/2002, based on the opinion of its legal counsel, as discussed in Note 32 herein, under the title “Electric Energy Trading Chamber (CCEE)”.

a) Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

COPEL Distribuição is disputing in court the validity of the terms and conditions of the power purchase and sale agreements signed with Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A., based on the argument that they grant benefits to the selling companies that hurt the public interest. At the same time, both companies, after having rescinded the agreements, filed for arbitration before the Arbitration Chamber of Fundação Getúlio Vargas, which sentenced COPEL to the payment of contractual penalties for having caused the rescission of the agreement. COPEL has filed for a court order making the arbitration ruling void.

Management, based on the opinion of its legal counsel that it is likely to lose this case, on the available information, and on the current stage of the lawsuits, decided to set aside a provision for contingencies in the original amount of the debt, restated according to the original contractual terms, which amounted to R$ 51,991 as of September 30, 2008.

b) Easements, condemnation, and real estate

COPEL’s real estate claims comprise mostly cases of condemnation and easements, in which compensation is always mandatory pursuant to the Federal Constitution, which requires that the Federal Government pay just compensation, in cash, prior to condemnation of private property or to the imposition of restrictions on the use of property without transfer of title. Lawsuits are usually filed when parties fail to agree on the amount of compensation due.

Ivaí Engenharia de Obras S.A.

In a lawsuit filed by Ivaí Engenharia de Obras S.A., COPEL was sentenced to the payment of R$ 180,917 as compensation for a supposed economic-financial imbalance under Contract D-01, concerning construction work for the Jordão River diversion project. COPEL appealed this decision and was partially successful, avoiding the application of the SELIC interest rate on top of the penalty interest. COPEL will continue to dispute this claim in court, through all means legally available.

The Company, in light of the evaluation conducted by its Chief Legal Office, set aside a provision of R$ 108,127 for probable losses, under Provisions for Real Estate Contingencies.

c) COFINS tax

COPEL did not collect COFINS tax on revenues from power sales based on a ruling by the 4th District Federal Court, dated August 18, 1998, which granted the Company immunity pursuant to the Federal Constitution. A special lawsuit requesting annulment of this ruling, filed in August 2000, was rejected on grounds that the right of the Federal Government to take legal action had lapsed. The Federal Government’s special appeal was rejected by the Superior Court of Justice. Thus, COPEL reversed the provision it had set aside, based on the opinion by its counsel that the possibility that the Company might be required to disburse any amounts in connection with the COFINS tax was remote. At the end of 2007, however, the Superior Court of Justice, against all forecasts, ruled in favor of an appeal for clarification by the Federal Government, judging that the Government's right to take legal action had not lapsed, and sent the lawsuit back to the 4th District Federal Court for trial. Even though this ruling is not final yet, since COPEL has appealed it, the Company’s counsel believes the risk of loss is no longer remote, but rather probable. Thus, COPEL set aside a provision corresponding to the restated principal amount plus charges, which totals R$ 176,711, already having excluded tax credits which have already lapsed.

27 Shareholders’Equity

a) Share capital

As of September 30, 2008, COPEL’s paid in share capital, represented by shares with no par value, was R$ 4.460.000. The different classes of shares and main shareholders are detailed below:

							In number of shares

Shareholders	Common		Class A preferred		Class B preferred		Total

		%		%		%		%
State of Paraná	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.96
Eletrobrás	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free float:
Bovespa (1)	14,124,394	9.74	127,607	32.05	75,125,777	58.59	89,377,778	32.65
NYSE (2)	5,494,357	3.79	-	-	25,636,846	19.99	31,131,203	11.38
Latibex (3)	-	-	-	-	69,267	0.05	69,267	0.03
Municipalities	178,393	0.12	14,711	3.69	-	-	193,104	0.07
Other shareholders	375,789	0.25	255,859	64.26	98,583	0.08	730,231	0.27

	145,031,080	100.00	398,177	100.00	128,226,118	100.00	273,655,375	100.00

(1) São Paulo Stock Exchange
(2) New York Stock Exchange
(3) The Market for Latin-American Securities in Euros, linked to the Madrid Stock Exchange

Each share entitles its holder to one vote in the general shareholders’ meetings.

Class “A” preferred shares do not carry any voting rights, but they do enjoy priority in the reimbursement of capital and in the right to non-cumulative annual dividends of 10%, calculated proportionately to the capital represented by the shares of this class.

Class “B” preferred shares do not carry any voting rights, but they do enjoy priority in the distribution of minimum dividends, calculated as 25% of net income, adjusted in compliance with corporate legislation and with the Company’s by-laws. Class “B” shareholders have priority only over the common shareholders in the distribution of mandatory dividends, which shall only be paid out of the remaining net income after the payment of priority dividends to class “A” shareholders.

According to Article 17 and following paragraphs of Law 6,404/1976, dividends paid to preferred shares must be at least 10% higher than those paid to common shares.

b) Statement of changes in shareholders’ equity

For the quarters ended on June 30, 2008 and September 30, 2008:

	Share	Capital	Legal	Income	Retained
	capital	reserves	reserve	reserve	earnings	Total

Balance as of December 31, 2007	4,460,000	838,340	323,653	1,614,184	-	7,236,177

Net income for the period	-	-	-	-	613,019	613,019

Balance as of June 30, 2008	4,460,000	838,340	323,653	1,614,184	613,019	7,849,196

Net income for the quarter	-	-	-	-	286,016	286,016
Allocation proposed at the GSM:						-
Interest on capital	-	-	-	-	(158,000)	(158,000)

Balance as of September 30, 2008	4,460,000	838,340	323,653	1,614,184	741,035	7,977,212

28 Gross Revenues from Sales and/or Services

		Consolidated

	30.09.2008	30.09.2007
Power sales to final customers
Residential	700,129	646,065
Industrial	801,594	714,230
Commercial, services, and other activities	459,564	419,177
Rural	91,543	83,301
Public agencies	63,657	60,101
Public lighting	49,820	47,171
Public services	47,410	45,775
Installment for Adjustment of Network Charges	943	-
	2,214,660	2,015,820
Power sales to distributors
Agreements for Power Trade on the Regulated Market - CCEAR (auction)	598,056	525,887
Bilateral contracts	313,597	406,085
Electric Energy Trading Chamber - CCEE	30,031	64,338
Contracts with small utilities	37,291	43,678
	978,975	1,039,988
Availability of the power grid
Power grid - rate for the use of the distribution system (TUSD)
Residential	783,565	771,723
Industrial	898,295	844,668
Commercial, services, and other activities	507,799	493,851
Rural	102,909	100,076
Public agencies	71,191	71,618
Public lighting	55,740	56,300
Public services	53,055	54,562
Basic Network and basic interface network	103,642	109,747
Connection grid	1,253	439
Installment for Adjustment of Basic Network charges	9,740	(22,590)
	2,587,189	2,480,394

Revenues from telecommunications	57,623	46,584

Piped gas distribution	206,751	184,581
Other operating revenues
Leases and rents	72,199	70,453
Revenues from services	20,781	32,038
Charged service	6,798	6,389
Other revenues	662	588
	100,440	109,468

	6,145,638	5,876,835

29 Deductions from Gross Revenues

		Consolidated

	30.09.2008	30.09.2007
Taxes and social contributions on revenues
VAT (ICMS)	1,191,709	1,117,101
COFINS	476,182	449,642
PASEP	103,378	97,705
ISSQN	1,392	1,756
	1,772,661	1,666,204
Customer charges
Energy Development Account - CDE	144,443	137,065
Fuel Consumption Account - CCC	85,971	161,475
Global Reversal Reserve - RGR	46,743	44,895
Research and development and energy efficiency - R&D and EEP	39,667	42,212
Other	193	200
	317,017	385,847

	2,089,678	2,052,051

30 Operating Costs and Expenses

The breakdown of consolidated costs and expenses as of September 30, 2008 is shown below:

	Costs of		General and	Other
Nature of costs and expenses	goods and/or	Sales	administ.	operating	Consolidated
	services	expenses	expenses	expenses	Total

					30.09.2008
Power purchased for resale (a)	(1,186,106)	-	-	-	(1,186,106)
Charges for use of power grid (b)	(317,602)	-	-	-	(317,602)
Personnel and management (c)	(367,811)	(2,454)	(99,096)		(469,361)
Pension and healthcare plans (Note 22)	(46,301)	(271)	(12,850)	-	(59,422)
Materials and supplies (d)	(35,428)	(2,297)	(4,119)	-	(41,844)
Raw materials and supplies
for power generation	(12,599)	-	-	-	(12,599)
Natural gas and supplies for gas business	(109,325)	-	-	-	(109,325)
Third-party services (e)	(140,751)	(17,005)	(43,774)	-	(201,530)
Depreciation and amortization	(282,453)	(11)	(16,527)	-	(298,991)
Provisions and reversals (f)	-	(15,777)	-	(49,409)	(65,186)
Other costs and expenses (g)	(25,302)	3,253	(18,019)	(76,379)	(116,447)

	(2,523,678)	(34,562)	(194,385)	(125,788)	(2,878,413)

The breakdown of consolidated costs and expenses as of September 30, 2007 is shown below:

	Costs of		General and	Other
Nature of costs and expenses	goods and/or	Sales	administ.	operating	Consolidated
	services	expenses	expenses	expenses	Total

					30.09.2007
Power purchased for resale (a)	(931,066)	-	-	-	(931,066)
Charges for use of power grid (b)	(363,140)	-	-	-	(363,140)
Personnel and management (c)	(290,769)	(1,645)	(118,307)		(410,721)
Pension and healthcare plans (Note 22)	(1,701)	(97)	(5,632)	-	(7,430)
Materials and supplies (d)	(34,699)	(526)	(11,956)	-	(47,181)
Raw materials and supplies
for power generation	16,728	-	-	-	16,728
Natural gas and supplies for gas business	(102,233)	-	-	-	(102,233)
Third-party services (e)	(110,432)	(15,649)	(38,781)	-	(164,862)
Depreciation and amortization	(299,641)	(14)	(16,680)	-	(316,335)
Provisions and reversals (f)	-	4,458	-	(212,079)	(207,621)
Other costs and expenses (g)	(12,022)	3,250	(16,823)	(70,475)	(96,070)

	(2,128,975)	(10,223)	(208,179)	(282,554)	(2,629,931)

The Parent Company’s expenses as of September 30, 2008 are broken down below:

	General and	Other	Parent
Nature of costs and expenses	administrative	operating	Company
	expenses	expenses	Total

			30.09.2008
Management (c)	(4,010)	-	(4,010)
Healthcare plan	(87)	-	(87)
Materials and supplies	(8)	-	(8)
Third-party services (e)	(3,345)	-	(3,345)
Provisions and reversals (f)	-	2,037	2,037
Other expenses	(586)	-	(586)

	(8,036)	2,037	(5,999)

The Parent Company’s expenses as of September 30, 2007 are broken down below:

	General and	Other	Parent
Nature of costs and expenses	administrative	operating	Company
	expenses	expenses	Total

			30.09.2007
Management (c)	(3,992)		(3,992)
Healthcare plan	(65)	-	(65)
Materials and supplies	(4)	-	(4)
Third-party services (e)	(3,972)	-	(3,972)
Provisions and reversals (f)	-	(181,705)	(181,705)
Other expenses	(1,110)	-	(1,110)

	(9,143)	(181,705)	(190,848)

a) Electricity purchased for resale

		Consolidated

	30.09.2008	30.09.2007
Eletrobrás - Centrais Elétricas Brasileiras S.A. (Itaipu)	367,338	282,188
Furnas Centrais Elétricas S.A. - auction	218,323	208,044
Companhia Hidro Elétrica do São Francisco - Chesf - auction	209,438	190,517
Câmara de Comercialização de Energia - CCEE	95,870	40,924
Itiquira Energética S.A.	80,106	72,868
Companhia Energética de São Paulo - Cesp - auction	77,183	69,712
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte - auction	68,310	63,002
Program for incentive to alternative energy sources - Proinfa	43,620	30,897
Dona Francisca Energética S.A.	40,374	38,029
Companhia Energética de Minas Gerais - Cemig - auction	31,602	27,573
Cia. Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE - auction	23,908	23,024
Companhia de Interconexão Energética - Cien	-	90,046
(-) Contract renegotiation - Cien	-	(100,862)
Power purchased for resale - Passive CVA	(47,475)	(48,687)
(-) Pasep/Cofins tax on power purchased for resale	(125,766)	(110,529)
Other utilities - auction	103,275	50,074
Other utilities	-	4,246

	1,186,106	931,066

b) Charges for the use of the power grid

		Consolidated

	30.09.2008	30.09.2007
Furnas Centrais Elétricas S.A.	82,976	81,336
Cia Transmissora de Energia Elétrica Paulista - Cteep	44,642	40,985
Companhia Hidro Elétrica do São Francisco - Chesf	41,559	40,407
System Service Charges - ESS	41,181	12,199
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte	29,883	27,008
Eletrosul Centrais Elétricas S.A.	29,123	26,995
Companhia Energética de Minas Gerais - Cemig	14,933	13,654
Novatrans Energia S.A.	13,864	12,623
TSN Transmissora Nordeste Sudeste de Energia S.A.	13,600	12,446
National System Operator - NOS	12,448	13,215
Cia Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE	11,937	11,303
Empresa Amazonense de Transmissão de Energia - Eate	11,319	10,427
ATE II Transmissora de Energia S.A.	5,927	5,999
Empresa Norte de Transmissão de Energia S.A. - Ente	5,823	5,568
Itumbiara Transmissora de Energia Ltda	5,630	5,298
Expansion Transmissora de Energia Elétrica S.A.	5,353	4,964
STN Sistema de Transmissão Nordeste S.A	4,714	4,397
Empresa Transmissora de Energia Oeste Ltda - Eteo	4,712	4,413
ATE Transmissora Energia S.A	3,899	3,716
(-) Pasep/Cofins taxes on charges for the use of the power grid	(46,786)	(52,895)
CVA - charges	(60,958)	47,502
Other utilities	41,823	31,580

	317,602	363,140

c) Personnel and management

		Parent Company		Consolidated

	30.09.2008	30.09.2007	30.09.2008	30.09.2007
Personnel
Wages and salaries	-	-	316,254	295,767
Social charges on payroll	-	-	110,248	102,249
	-	-	426,502	398,016
Provision for profit sharing	-	-	49,451	-
Meal assistance and education allowance	-	-	35,704	33,743
Labor indemnifications (reversal)	-	-	(825)	9,664
	-	-	510,832	441,423
(-) Transfers to construction in progress	-	-	(47,907)	(36,976)
	-	-	462,925	404,447
Management
Wages	3,225	3,275	5,341	5,260
Social charges on payroll	785	717	1,219	1,110
	4,010	3,992	6,560	6,370
(-) Transfers to construction in progress	-	-	(124)	(96)
	4,010	3,992	6,436	6,274

	4,010	3,992	469,361	410,721

As of the third quarter, Company management decided to set aside a monthly provision for its employees’ profit sharing. Until September 2008, the amount estimated pursuant to the criteria and conditions agreed on by COPEL and the employees’ committee in the profit sharing negotiation amounted to R$ 49,451. In 2007, a provision was set aside only in December. The amount for the period from January through September 2007 would have been approximately R$ 41,000.

d) Materials and Supplies

		Consolidated

	30.09.2008	30.09.2007
Fuel and vehicle parts	15,540	18,525
Materials for the electric system	11,357	12,250
Cafeteria supplies	3,621	3,132
Office supplies	3,791	2,253
Materials for civil construction	2,560	1,701
Safety supplies	1,307	1,299
Lodging supplies	673	1,041
Tools	880	947
Information technology equipment and supplies	505	2,350
Other materials and supplies	1,610	3,683

	41,844	47,181

e) Services from third-parties

		Parent Company		Consolidated

	30.09.2008	30.09.2007	30.09.2008	30.09.2007
Power grid maintenance	-	-	44,018	16,488
Technical, scientific, and administrative consulting	907	770	17,400	15,602
Postal services	1	1	16,726	13,890
Data processing and transmission	-	-	14,965	12,070
Authorized and registered agents	-	-	14,575	14,188
Administrative support services	-	-	11,463	11,260
Telephone services	-	-	11,186	8,078
Security	-	-	9,628	7,518
Travel	105	108	7,894	7,122
Meter reading and bill delivery	-	-	5,941	5,522
Personnel training	1	-	4,766	4,248
Civil maintenance services	-	-	4,451	3,104
Upkeep of easement areas	-	-	3,799	2,830
Services in "green areas"	-	-	3,653	4,027
Access to satellite communications	-	-	3,554	3,581
Customer service	-	-	3,181	4,198
Vehicles - maintenance and repairs	-	-	2,824	2,889
Auditing	1,670	1,888	2,203	2,501
Freight services	-	-	2,172	2,277
Tree trimming	-	-	2,081	2,645
Telephone operator	-	-	1,929	2,063
Advertising	332	109	1,356	1,720
Legal fees	399	1,055	1,188	1,904
Other services (reversal)	(70)	41	10,577	15,137

	3,345	3,972	201,530	164,862

f) Provisions and reversals

		Parent Company		Consolidated

	30.09.2008	30.09.2007	30.09.2008	30.09.2007
Provision (reversal) for doubtful accounts (PDA)
PDA - customers and distributors (Note 5)	-	-	18,017	(4,448)
PDA - third-party services and other receivables	-	-	(2,240)	(10)
	-	-	15,777	(4,458)
Provision (reversal) for contingencies
Labor	-	-	36,887	29,681
Regulatory	-	-	(2,071)	65
Suppliers	-	-	2,037	824
Civil and administrative law	418	-	14,875	4,433
Customers	-	-	(573)	(4,649)
Environmental	-	-	(163)	5
Tax	(7,553)	181,705	(6,681)	11,202
Cofins tax	5,098	-	5,098	170,518
	(2,037)	181,705	49,409	212,079

	(2,037)	181,705	65,186	207,621

g) Other operating costs and expenses

		Consolidated

	30.09.2008	30.09.2007
Compensation for the use of water resources	60,764	56,182
Concession charge - ANEEL grant	31,637	25,031
ANEEL Inspection Fee	13,340	12,954
Leases and rents	9,295	8,464
Taxes	4,928	5,876
Insurance	4,677	5,873
Own power consumption	4,292	4,167
Donations - Rouanet Law and children's and teenagers' rights fund - FIA	4,019	948
Easements - gas business	2,866	-
Advertising	2,744	1,473
Cost and expense recovery	(31,141)	(35,538)
General costs and expenses	9,026	10,640

	116,447	96,070

31 Financial Income (Losses)

		Parent Company		Consolidated

	30.09.2008	30.09.2007	30.09.2008	30.09.2007
Financial revenues
Income from financial investments	22,339	20,173	138,268	106,455
Monetary variation of CRC transferred
to State Government (Note 7.b)	-	-	100,717	51,464
Revenues from CRC transferred
to State Government (Note 7.b)	-	-	59,900	57,260
Penalties on overdue bills	-	-	36,479	21,203
Return on Portion A (CVA)	-	-	7,425	9,416
Interest on taxes paid in advance	5,424	2,489	7,108	7,942
Interest and commissions on loan agreements	44,588	45,103	-	-
Other financial revenues	2,929	304	22,361	12,605
	75,280	68,069	372,258	266,345
(-) Financial expenses
Debt charges	99,209	118,416	153,470	177,892
Monetary and exchange variations	1	3	39,442	4,768
Court settlement	-	-	30,673	-
PIS/Pasep and Cofins taxes on interest on capital	20,623	22,083	21,294	22,208
Interest on R&D and EEP	-	-	9,977	8,509
Interest on Portion A (CVA)	-	-	9,026	19,751
IOF tax	64	6,224	6,066	12,019
CPMF tax	-	1,974	736	32,497
Other financial expenses	1	1	7,008	3,464
	119,898	148,701	277,692	281,108

	(44,618)	(80,632)	94,566	(14,763)

32 Electric Energy Trading Chamber (CCEE)

MAE has ceased its operations, and as a consequence its activities, assets, and liabilities were absorbed on November 12, 2004 by the Electric Energy Trading Chamber (CCEE), a private corporate entity subject to ANEEL regulation and inspection.

COPEL has not recognized as actual and final the data concerning the sale of electric energy by COPEL Distribuição on the Wholesale Energy Market (MAE) in 2000, 2001, and the first quarter of 2002. These data were calculated according to criteria and amounts that take into account decisions by the Regulatory Agency which have been challenged by the Company both administratively and judicially.

The Company's claim is substantially based on the fact that it conducted power sale transactions, which should not serve as basis for calculations made the regulatory agency, only to fulfill contractual obligations to customers on the southeastern market. The estimated amount of discrepancies in calculation was approximately R$ 1,018,181 (restated as of September 30, 2008), which has not been recognized by the Company as a supplier liability.

Based on the opinion of its legal counsel, management considers it possible that the final rulings in these lawsuits will be favorable to the Company.

a) CIEN Contract Renegotiation(1)

Until 2007, in order to replace the amounts which should have been supplied under the CIEN agreement, COPEL adopted a strategy of participating in all legally allowed means of acquiring power from existing facilities, i.e., the A-1 Auctions and the Mechanism for the Offset of Surpluses and Deficits (MCSD). Thus, it acquired 211 average MW until 2007, out of a total of 400 average MW required and, due to the failure of the A-1/2007 Auction due to total lack of offer by power generation utilities, COPEL revised its strategy and sought to make up for the CIEN amounts at auctions of power from new facilities.

In 2008, in order to make up for the CIEN amounts, COPEL acquired 141.5 average MW from the Jirau project, which, added to the Company’s purchases at the A-5/2008 Auction, will cover the CIEN amounts during the entire period of CIEN agreement, at prices similar to those under that agreement, starting in 2013. The Company expects to acquire additional power at the A-1/2008 Auction, for the period from 2009 to 2013.

(1) Technical information unaudited by the independent auditors.

b) Current transactions at CCEE(1)

	COPEL
	Geração e	COPEL		UEG
	Transmissão	Distribuição	Elejor	Araucária		Consolidated

					30.09.2008	30.06.2008
Current assets (Note 4)
Until December 2007	7	14	-	105	126	126
From April through June 2008	1,799	-	-	-	1,799	3,323
From July through September 2008	6,008	-	896	-	6,904	-
	7,814	14	896	105	8,829	3,449
Current liabilities (Note 20)
From April through June 2008	-	17,000	-	-	17,000	20,522
From July through September 2008	-	15,863	-	-	15,863	-
	-	32,863	-	-	32,863	20,522

c) Changes in the CCEE balances (1)

	Amount to be			Amount to be
	settled	Settlement	Appropriation	settled

	30.06.2008			30.09.2008
Current assets
Until December 2007	126	-	-	126
From April through June 2008	3,323	(7,034)	5,510	1,799
From July through September 2008	-	(12,800)	19,704	6,904
	3,449	(19,834)	25,214	8,829
(-) Current liabilities
From April through June 2008	20,522	(18,119)	14,597	17,000
From July through September 2008	-	(19,414)	35,277	15,863
	20,522	(37,533)	49,874	32,863

Net total	(17,073)	17,699	(24,660)	(24,034)

(1) Information unaudited by the independent auditors.

33 Financial Instruments

a) Overview

The use of financial instruments by the Company is restricted to Cash in Hand, Customers and Distributors, Accounts Receivable from government agencies, CRC Transferred to State Government, Loans and Financing, Debentures, and Suppliers.

b) Market Value of Financial Instruments

The market values of the Company’s main financial instruments as of September 30, 2008, which are close to their book value, are shown below:

Financial instruments		Consolidated

	30.09.2008	30.06.2008
Cash in hand	1,832,804	1,587,994
Accounts receivable from government agencies	180,557	219,502
CRC transferred to State Government	1,320,943	1,316,870
Loans and financing	923,022	892,917
Debentures	1,016,185	1,035,581
Eletrobrás (Itaipu)	82,122	72,738
Petrobras	35,015	28,556

c) Risk Factors

1) Credit risk

The Company’s credit risk comprises the possibility of losses due to non-payment of power bills. This risk is closely tied to factors that are either internal or external to COPEL. To minimize this risk, the Company focuses on the management of receivables, detecting customer segments which are most likely not to pay their bills, suspending power supply, and implementing specific collection policies, tied to real estate or personal securities whenever possible.

Doubtful accounts are properly covered by provisions to offset potential losses in their realization.

2) Foreign currency risk

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

Most of the financial investments of the Company and of its subsidiaries comprise fixed-income securities tied to federal bonds. The Company’s foreign currency indebtedness is not significant and it is not exposed to foreign exchange derivatives. The Company monitors all relevant exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobrás (Itaipu) is recorded under the account for compensation of Portion A as invoices are paid and it is recognized in COPEL Distribuição's annual rate reviews.

The exchange rate variation resulting from the purchase of gas from Petrobras by Compagas has a direct impact on the latter's results and is passed on to customers through negotiation.

3) Interest rate risk

This risk comprises the possibility of losses due to fluctuations in interest rates, which may increase the financial expenses in connection with liabilities on the market.

The Company has not engaged in transactions with derivatives to cover this risk, but it has continued to monitor interest rates, in order to assess the potential need for such transactions as a way of protecting against interest rate risks.

4) Accelerated maturity risk

This risk results from the potential breach of restrictive contract provisions, such as those contained in the loan, financing, and debenture agreements of the Company, which usually require that certain economic and financial indicators, which are calculated and analyzed periodically for compliance, be kept at determined levels (financial covenants).

5) Power shortage risk

This risk results from the possibility of periods with low levels of rainfall, since Brazil relies heavily on hydroelectric sources, which depend on the water levels in their reservoirs to operate.

A long period of drought may reduce the water levels in power plant reservoirs and result in losses due to reduced revenues if a new rationing program is implemented.

This risk is calculated by the National Power System Operator (ONS), which does not anticipate the need for any rationing programs in the next two years(1), as reported in its Power Operation Plan, published monthly at www.ons.org.br.

(1) Information unaudited by the independent auditors.

6) Risk of non-renewal of concessions

COPEL holds concessions for power generation, transmission, and distribution services, with the expectation that they will be renewed by the Ministry of Mines and Energy with the support of ANEEL. If the extension of these concessions is not approved by the regulatory authority or even if it occurs at additional costs to the Company ("costly concession"), current profitability and activity levels may be affected.

34 Related-Party Transactions

COPEL has carried out transactions with unconsolidated related parties, including the sale of power to final customers, at rates approved by ANEEL, resulting in billed amounts which are not material for purposes of disclosure.

The main balances of related party transactions in COPEL’s balance sheet are:

Related party	Nature of operation		Consolidated

		30.09.2008	30.06.2008
Current assets
Sanepar	Customers and distributors	19,080	18,797
Government of the State of Paraná	Customers and distributors	46,053	92,767
	Services to third-parties	8,755	9,322
	Recoverable Rate Deficit - CRC (Note 7)	45,189	43,353
	ICMS tax paid in advance	26,735	26,927
Petrobras	Advance payment to suppliers	2,658	2,853

Long-term receivables
Sanepar	Customers and distributors	12,433	13,007
Government of the State of Paraná	Customers and distributors	32,157	38,381
	Services to third-parties	5,016	8,235
	Recoverable Rate Deficit - CRC (Note 7)	1,275,754	1,273,517
	ICMS tax paid in advance	58,759	54,225

Current liabilities
BNDES	Financing for gas pipeline network (Note 18.f)	6,385	6,283
BNDESPAR	Debentures (Note 19.b)	18,525	3,304
Dona Francisca Energética	Purchase of power (Note 20)	4,420	4,420
Eletrobrás	Financing (Note 18.d)	36,291	37,637
Eletrobrás (Itaipu)	Purchase of power (Note 20)	82,122	72,738
Government of the State of Paraná	ICMS tax due	137,467	131,110
Petrobras	Purchase of gas for resale (Note 20)	35,015	28,556

Long-term liabilities
BNDES	Financing for gas pipeline network (Note 18.f)	14,415	15,747
BNDESPAR	Debentures (Note 19.b)	254,582	269,638
Eletrobrás	Financing (Note 18.d)	282,990	257,804
Eletrobrás	Elejor shares to be repurchased (Note 18.e)	111,466	106,682
Government of the State of Paraná	ICMS tax due	685	1,017
Petrobras	Gas for power generation - renegotiation (N. 20)	207,006	200,730

The main balances of related party transactions in COPEL’s statement of income are:

Related party	Nature of operation		Consolidated

		30.09.2008	30.09.2007
Gross revenues from sales and/or services
Sanepar	Sale of power	91,333	92,207
Government of the State of Paraná	Sale of power	70,789	60,013
	Telecommunications revenues	4,500	4,500
Petrobras	Lease of the Araucária Thermal Power Plant	35,446	35,513
	Sale of power	9,721	8,441
	Distribution of piped gas	5,575	5,185
	Gas transport services	2,624	3,074

Power purchased for resale
Dona Francisca Energética	Purchase of power (Note 30.a)	40,374	38,029
Eletrobrás (Itaipu)	Purchase of power (Note 30.a)	367,338	282,188

Natural gas and supplies for the gas business
Petrobras	Natural gas purchased for resale	109,227	102,051

Other operating expenses
COPEL Foundation	Rents	5,046	3,549

Financial revenues
Government of the State of Paraná	Revenues under CRC agreement (Note 31)	160,617	108,724
	Revenues from renegotiated bills	6,121	5,348

Financial expenses
	Charges on financing for gas pipeline
BNDES	network (Note 18.f)	1,835	1,825
BNDESPAR	Charges on Elejor debentures (Note 19.b)	20,285	20,575
Eletrobrás	Charges on financing (Note 18.d)	22,851	22,456
	Charges on Elejor shares to be bought
	back (Note 18.e)	17,115	13,537
Petrobras	Charges on gas contract renegotiation (Note 20.a)	16,613	15,324

The balances of transactions between the Company and its wholly-owned subsidiaries are shown in Note 14.

BNDES - BNDES Participações S.A. - BNDESPAR holds 26.41% of the Company’s common shares and has the right to appoint two members of the Board of Directors. BNDESPAR is a wholly-owned subsidiary of BNDES, with which the Company has financing agreements, described in Note 18.

Dona Francisca Energética S.A. - The Company became guarantor of the loans signed by its indirect affiliate Dona Francisca Energética S.A. with the National Economic and Social Development Bank (BNDES) (joint debtor), and with Bradesco (joint debtor). As of September 30, 2008, the outstanding debt was R$ 40,658 and R$ 24,270, respectively.

Eletrobrás – Eletrobrás holds 1.06% of the Company’s common shares; COPEL, in turn, has obtained financing from Eletrobrás, described in Note 18.

35 Wholly-Owned Subsidiaries' Balance Sheets

Shown below are the balance sheets as of September 30, 2008, reclassified for purposes of standardization of the chart of accounts, of COPEL’s wholly-owned subsidiaries COPEL Geração e Transmissão (Consolidated) (GET), COPEL Distribuição (DIS), COPEL Telecomunicações (TEL) and COPEL Participações (PAR) (Consolidated):

ASSETS	GET	DIS	TEL	PAR
	Consolidated			Consolidated

TOTAL ASSETS	4,689,656	5,400,299	239,208	2,190,241
CURRENT ASSETS	1,083,126	1,589,448	45,075	416,117
Cash in hand	764,433	349,128	24,845	319,606
Customers and distributors, net	210,445	772,891	-	35,043
Telecommunications services, net	-	-	13,220	-
Dividends receivable	-	-	-	3,529
Construction in progress	8,161	51,511	-	-
CRC transferred to State Government	-	45,189	-	-
Taxes and social contributions	12,143	119,546	1,907	22,027
Account for compensation of Portion A	-	100,544	-	-
Other regulatory assets	-	33,682	-	-
Collaterals and escrow deposits	67,086	37,032	-	29,909
Other receivables	14,512	33,289	1,293	5,433
Inventories	6,346	46,636	3,810	570
NON-CURRENT ASSETS	3,606,530	3,810,851	194,133	1,774,124
Long-Term Receivables	114,239	1,767,600	14,767	39,940
Customers and distributors, net	345	87,694	-	23,023
Telecommunications services	-	-	5,016	-
CRC transferred to State Government	-	1,275,754	-	-
Taxes and social contributions	89,414	264,049	9,503	14,031
Account for compensation of Portion A	-	42,415	-	-
Other regulatory assets	-	9,132	-	-
Collaterals and escrow deposits	-	24,547	-	-
Judicial deposits	22,599	59,287	248	1,066
Other receivables	1,881	4,722	-	1,820
Permanent Assets	3,492,291	2,043,251	179,366	1,734,184
Investments	19,137	2,474	-	405,014
Property, plant, and equipment	3,459,946	2,013,104	178,129	1,253,275
Intangible assets	13,208	27,673	1,237	70,949
Deferred assets	-	-	-	4,946

LIABILITIES	GET	DIS	TEL	PAR
	Consolidated			Consolidated

TOTAL LIABILITIES	4,689,656	5,400,299	239,208	2,190,241
CURRENT LIABILITIES	423,140	1,150,981	15,377	142,295
Loans and financing	53,956	15,935	-	6,385
Debentures	-	-	-	18,525
Suppliers	46,990	395,178	3,618	43,546
Taxes and social contributions	110,566	200,977	2,335	15,065
Dividends due	94,754	80,292	-	14,450
Payroll and labor provisions	39,334	110,984	8,497	2,117
Post-employment benefits	5,105	13,262	862	85
Account for compensation of Portion A	-	42,300	-	-
Other regulatory liabilities	17,519	14,510	-	-
Customer charges due	3,548	41,183	-	-
R & D and Energy Efficiency	31,062	168,335	-	4,422
Concession charge - ANEEL grant	-	-	-	33,369
Other accounts payable	20,306	68,025	65	4,331
NON CURRENT LIABILITIES	784,827	1,240,346	20,577	468,645
Long-term liabilities	784,235	1,240,346	20,577	394,243
Loans and financing	245,129	141,675	-	125,881
Debentures	-	-	-	254,582
Provisions for contingencies	155,958	166,314	1,368	3,404
Subsidiaries and investees	-	582,150	-	-
Suppliers	230,029	-	-	-
Taxes and social contribution	-	16,505	-	8,512
Post-employment benefits	145,707	312,696	19,209	1,864
Account for compensation of Portion A	-	10,109	-	-
Other regulatory liabilities	-	10,882	-	-
Other accounts payable	7,412	15	-	-
Income from future periods	592	-	-	74,402
MINORITY INTEREST	1,363	-	-	244,567
SHAREHOLDERS' EQUITY	3,480,326	3,008,972	203,254	1,334,734
Share capital	2,947,018	2,171,928	194,755	1,165,500
Income reserves	197,424	491,983	-	128,302
Retained earnings	335,884	345,061	8,499	40,932

36 Statement of Income Broken Down by Company

In order to allow the analysis of the statement of income according to the nature of the expenses, the operating costs and expenses are presented in aggregate form for the nine-month period ended on September 30, 2008. The Parent Company's statement represents the results of its activities, not taking into account the results of equity in its subsidiaries.

STATEMENT OF INCOME	GET	DIS	TEL	PAR	COPEL	Subtractions	Consolidated
	Consolidated			Consolidated

GROSS REVENUES	1,309,483	4,665,305	81,963	373,679	-	(284,792)	6,145,638
Power sales to final customers	123,450	2,091,882	-	1,900	-	(2,572)	2,214,660
Power sales to distributors	1,001,341	40,424	-	125,172	-	(187,962)	978,975
Charges for the use of the power grid	167,238	2,483,090	-	-	-	(63,139)	2,587,189
Telecommunications revenues	-	-	81,963	-	-	(24,340)	57,623
Distribution of piped gas	-	-	-	208,535	-	(1,784)	206,751
Leases and rents	642	36,909	-	35,446	-	(799)	72,198
Other operating revenues	16,812	13,000	-	2,626	-	(4,196)	28,242
DEDUCTIONS FROM GROSS REVENUES	(192,955)	(1,833,370)	(14,108)	(49,245)	-	-	(2,089,678)
NET REVENUES	1,116,528	2,831,935	67,855	324,434	-	(284,792)	4,055,960
OPERATING COSTS AND EXPENSES	(518,682)	(2,339,478)	(56,236)	(242,888)	(5,999)	284,870	(2,878,413)
Power purchased for resale	(44,586)	(1,328,681)	-	(801)	-	187,962	(1,186,106)
Charges for the use of the power grid	(120,565)	(245,074)	-	(15,102)	-	63,139	(317,602)
Personnel and management	(111,098)	(323,264)	(22,153)	(8,836)	(4,010)	-	(469,361)
Pension and healthcare plans	(10,613)	(45,230)	(2,702)	(790)	(87)	-	(59,422)
Materials and supplies	(7,218)	(33,097)	(1,013)	(508)	(8)	-	(41,844)
Raw materials and supplies - generation	(12,726)	-	-	(1,779)	-	1,906	(12,599)
Natural gas and supplies - gas business	-	-	-	(109,325)	-	-	(109,325)
Third-party services	(44,726)	(153,280)	(8,863)	(22,380)	(3,345)	31,064	(201,530)
Depreciation and amortization	(97,180)	(136,726)	(22,004)	(43,081)	-	-	(298,991)
Provisions and reversals	(9,166)	(60,417)	2,532	(172)	2,037	-	(65,186)
Concession charge - ANEEL grant	-	-	-	(31,637)	-	-	(31,637)
Other operating costs and expenses	(60,804)	(13,709)	(2,033)	(8,477)	(586)	799	(84,810)
RESULT OF OPERATIONS	597,846	492,457	11,619	81,546	(5,999)	78	1,177,547
FINANCIAL INCOME (LOSSES)	22,079	129,323	2,336	(14,476)	(44,618)	(78)	94,566
Financial revenues	68,839	243,105	2,363	27,259	75,280	(44,588)	372,258
Financial expenses	(46,760)	(113,782)	(27)	(41,735)	(119,898)	44,510	(277,692)
EQUITY IN RESULTS OF INVESTEES	-	-	-	25,377	196	(128)	25,445
OPERATING INCOME (LOSSES)	619,925	621,780	13,955	92,447	(50,421)	(128)	1,297,558
NON-OPERATING INCOME (LOSSES)	(1,156)	(5,661)	407	131	1	-	(6,278)
INCOME (LOSSES) BEFORE TAXES
AND MINORITY INTERESTS	618,769	616,119	14,362	92,578	(50,420)	(128)	1,291,280
Provision for IRPJ and CSLL	(174,127)	(154,149)	(4,868)	(17,993)	(3,191)	-	(354,328)
Deferred IRPJ and CSLL	2,845	(22,470)	25	537	(1,664)	-	(20,727)
Minority interests	(128)	-	-	(17,190)	-	128	(17,190)
INCOME (LOSSES) FOR THE PERIOD	447,359	439,500	9,519	57,932	(55,275)	-	899,035

IRPJ = Corporate income tax
CSLL = Social contribution on net income

37 Changes in Accounting Policies

On December 28, 2007, Law no. 11,638 was enacted, changing, revoking, and introducing new provisions in the Brazilian Corporate Law, particularly in the chapter covering the disclosure and preparation of financial statements. Some of these provisions have changed, among other aspects, the criteria for recognition and valuation of assets and liabilities. These changes have been in effect since January 1, 2008.

The main goal of this new law is to update the Brazilian corporate legislation so as to bring the accounting practices adopted in Brazil closer to the International Financial Reporting Standards (IFRS) and to allow new accounting rules and procedures to be issued by the Brazilian Securities and Exchange Commission (CVM) in compliance with international accounting standards.

Even though this law is in effect, some of the changes introduced by it need to be regulated. During the transition period until these regulations are issued, CVM, through Instruction no. 469, has made the full application of these rules optional for quarterly financial information issued in 2008 and has determined that some provisions shall be mandatory (articles 3 to 14).

Based on that, COPEL’s management has assessed the potential impacts of the new law, in particular the impact of articles 3 to 14 of CVM Instruction no. 469, and has not identified any material adjustments to be made to the financial information for the quarter ended on September 30, 2008.

As for the remaining provisions of the new law, management has chosen to record the related impacts, if any, during fiscal year 2008, as soon as the new regulations are issued.

A summary of the preliminary assessment of the application of the provisions of the new law, conducted by COPEL's management, is shown below:

a) Mandatory application of articles 3 to 14 of CVM Instruction no. 469/2008 as of January 1, 2008:

Changes introduced by Law no. 11,638/2007	Impact on the Company

The interests of debenture holders, of employees and managers, even in the form of financial instruments, and of employee pension or healthcare organizations or funds, which do not qualify as expenses, shall be included in the Statement of Income for the respective period, after the income before income tax and the provision for income tax.
Not applicable to the Company.

All public companies shall disclose information about stock-based compensation in their quarterly reports and in their financial statements pursuant to the guidelines contained in item 25.10 of Letter CVM/SNC/SEP no. 01, dated February 14, 2007, until CVM issues specific regulation about this matter.
The Company does not adopt stock-based compensation.

Introduction of the concept of present value adjustment for long-term asset and liability transactions and for material short-term transactions.	The Company has reviewed its accounts, taking into consideration the introduction of this concept, and has not identified any material amounts to be recorded.

Elimination of the possibility of recording:
(i) premiums received in the issue of debentures; and
(ii) donations and subsidies for investments (including tax breaks) directly as capital reserves under shareholders’ equity. That means donations and subsidies for investments will now be recorded to income. To avoid their distribution as dividends, the amount of donations and subsidies may be allocated, after being recorded to income, to a tax break reserve.
Does not apply to the Company in this quarter.

Elimination of the revaluation reserve. Any existing balances in revaluation reserves shall be maintained until their actual realization or reverted by the end of the fiscal year in which the Law came into force.
Jointly-controlled subsidiary Dominó Holdings and subsidiaries Sercomtel Telecomunicações and Sercomtel Celular have revaluation reserve balances which have been excluded for purposes of equity and consolidation and to adjust the accounting practices of these subsidiaries to those of the parent company.

The reconciliation note referred to in article 5, paragraph 2, section III of CVM Instruction no. 331, dated April 4, 2000, shall not be required of companies which sponsor Brazilian Depositary Receipt (BDR) programs and whose financial statements, in the country of origin or which are disclosed in foreign markets for purposes of registration, are prepared in compliance with the international accounting rules issued by the International Accounting Standards Board (IASB).	Not applicable to the Company.

Requirement that the assets and liabilities of a company in the process of being incorporated as a result of transactions that involve incorporation, merger, or split between independent parties resulting in actual transfer of control be recorded at market value.	Does not apply to the Company in this quarter.

Elimination of the materiality threshold for the adjustment of investments in subsidiaries and investees under the equity method and replacement of the parameter of 20% of the investee’s stock capital by the parameter of 20% of the investee’s voting stock.	Does not apply to the Company in this quarter.

Changes to article 5 of CVM Instruction no. 331, dated April 4, 2000, which addresses the registration of companies for the issue and trading of Brazilian Depositary Receipts - Level II and III BDR Programs tied to securities issued by public companies or similar entities headquartered abroad.	Not applicable to the Company.

b) Application of the remaining provisions of the new law, which at the Company’s discretion shall be recorded in its financial statements, should they have any material impact, during fiscal year 2008:

Changes introduced by Law no. 11,638/2007	Impact on the Company

Replacement of the Statement of Changes in Financial Position by the Statement of Cash Flows.	The Company has already presented this statement quarterly in compliance with ANEEL requirements.

Addition of the Statement of Added Value, applicable to public companies, which features the value added by the Company and a breakdown of the sources and allocations of these amounts.	The Company has already presented this statement quarterly in compliance with ANEEL requirements.

Possibility of maintaining separate recording of transactions for purposes of tax legislation and then make any necessary adjustments to ensure their compliance with the accounting practices.	The Company is waiting for regulation of this issue and for a statement by the tax authorities.

Creation of a new subset of accounts for intangible items, including goodwill, for purposes of presentation as part of the balance sheet. This set of accounts shall record any rights to non-physical assets assigned to the operation of the Company or exercised with this purpose, including acquired stock in trade.	The Company will reclassify R$ 3,830 in goodwill recorded in the acquisition of interests in investees, which are currently recorded under Investments, to the Intangible Assets and Liabilities subset.

Mandatory recording under property, plant, and equipment of any rights to physical assets assigned to the operation of the Company, including those resulting from transactions which transfer to the Company the benefits, risks, and control of these assets (such as finance leases).	Not applicable to the Company.

Modification of the criteria for amounts recorded under deferred assets/liabilities. Only pre-operational expenses and restructuring expenses which effectively contribute to the increase in the income of more than one fiscal year and which do not characterize only a cost reduction or operational efficiency gain shall be recorded in this subset.	The Company is waiting for the issue of regulation concerning this matter so it can assess any potential impacts to the income of the current year. The maximum adjustment amount, if any, is R$ 1,124.

Requirement that the Company periodically assess its ability to recover the amounts recorded under property, plant, and equipment, intangible assets, and deferred assets, in order to ensure that:
(i) any losses due to non-recovery of these assets are recorded as the result of a decision to discontinue the activities related to these assets or when there is evidence that the results of operations will not be sufficient to ensure the realization of these assets; and
(ii) the criteria used to determine the estimated remaining useful lives of these assets for purposes of recording their depreciation, amortization, and depletion are reviewed and adjusted.	The Company already adopts this practice. Most assets which make up the property, plant, and equipment of the Company and its subsidiaries are tied to the concession, and, according to the concession agreements signed by the Company as a public service concession holder, any residual value of these assets shall be refunded to it upon expiration of the concession. This fact significantly reduces the risk of any impact to the Company’s financial statements in connection with the recovery of assets.

Creation of a new subset of accounts, named equity evaluation adjustments, under shareholders’ equity, to allow the recording of certain market value evaluations, particularly those of financial instruments; the recording of exchange rate variations on equity investments abroad assessed under the equity method (until December 31, 2007, these variations were recorded to income); and market value adjustments to liabilities and assets, due to mergers and incorporations between unrelated parties resulting in actual transfer of control.	The Company is waiting for the issue of regulation concerning this matter so it can assess any potential impacts on its 2008 financial statements.

Requirement that all financial instruments, including derivatives, be recorded:
(i) at market value or equivalent value, in the case of instruments assigned to trading or available for sale; and
(ii) at acquisition cost or face value, restated in compliance with legal and contractual provisions and adjusted to the likely realization value, whenever the latter is lower than the former.	The Company is waiting for the issue of regulation concerning this matter so it can assess any potential impacts on its 2008 financial statements.

38 Statement of Cash Flows

For the periods ended on September 30, 2008 and 2007:

	Parent Company		Consolidated

	2008	2007	2008	2007

Cash flows from operating activities
Net income for the period	899,035	794,368	899,035	794,368

Adjustments to reconcile the net income for the period with the generation of cash by operating activities:
Provision (reversal) for doubtful accounts	-	-	18,016	(4,911)
Depreciation and amortization	-	-	298,991	316,335
Unrealized monetary and exchange variations, net	64,474	100,871	36,086	164,246
Equity in the results of subsidiaries and investees	(954,310)	(1,008,522)	(29,912)	(17,665)
Deferred income tax and social contribution	1,664	(57,238)	20,727	(68,904)
Variations in Account for Compensation of Portion A, net	-	-	(164,825)	42,588
Variations in other regulatory assets and liabilities, net	-	-	(42,399)	7,259
Contract renegotiation - Cien	-	-	-	(62,862)
Provisions under long-term liabilities	(2,036)	181,704	49,420	211,962
Write-off of investments	-	-	4,364	2,241
Write-off of property, plant, and equipment, net	-	-	19,221	41,283
Write-off of intangible and deferred assets, net	-	-	397	429
Amortization of goodwill on investments	-	-	4,665	5,931
Minority interests	-	-	17,190	24,200

Changes in assets
Customers and distributors	-	-	71,034	(95,834)
Telecommunications services	-	-	118	(5,108)
Dividends received	733,662	415,515	9,541	8,278
Construction in progress	-	-	(8,329)	(26,418)
CRC transferred to State Government	-	-	90,036	25,423
Taxes and social contribution	1,403	(28,494)	6	37,318
Collaterals and escrow deposits	2,358	(38,903)	15,176	(73,061)
Inventories	-	-	(5,167)	3,544
Judicial deposits	10,147	(3,692)	(3,100)	(5,704)
Other	5	(11)	9,741	(14,843)

Changes in liabilities
Loans and financing - interest due and paid	(42,343)	(28,571)	(86,332)	(98,739)
Debentures - interest due and paid	(94,133)	(280,537)	(113,852)	(307,163)
Suppliers	(390)	(106)	81,707	(27,957)
Taxes and social contribution	(14,348)	10,698	(27,422)	27,080
Payroll and labor provisions	(27)	33	14,948	(23,453)
Post-employment benefits	(6)	(6)	2,110	(92,507)
Customer charges due	-	-	12,009	(13,582)
R & D and Energy Efficiency	-	-	8,561	6,149
Other	(1,048)	-	12,043	(3,603)
Minority interests	-	-	(4,150)	2,850

Net cash generated by operating activities	604,107	57,109	1,209,654	779,170

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(continued)

	Parent Company			Consolidated

	2008	2007	2008	2007

Cash flows from investing activities
Loans granted to related parties	-	(16,307)	-	-
Payments of loans granted to related parties	176,027	-	-	-
Acquisition of joint-controlling interest in Dominó - net of cash acquired	-	-	(108,962)	-
Additions to interests in other companies and other investments	(67,000)	(6,160)	(11,244)	(5,276)
Additions to property, plant, and equipment:	-	-	(438,005)	(354,248)
Additions to intangible assets	-	-	(2,608)	(2,745)
Additions to deferred assets	-	-	(105)	(290)
Customer contributions	-	-	40,538	24,603
Sale of property, plant, and equipment	-	-	10,620	136

Net cash generated (used) by investing activities	109,027	(22,467)	(509,766)	(337,820)

Cash flows from financing activities
Loans and financing obtained	-	329,600	33,974	329,600
Loans and financing - amortization of principal amounts	(1,998)	(417)	(41,079)	(57,261)
Debentures - amortization of principal amounts	(133,320)	(633,320)	(133,320)	(633,320)
Dividends and interest on capital paid	(259,210)	(208,138)	(267,530)	(216,943)

Net cash used by financing activities	(394,528)	(512,275)	(407,955)	(577,924)

Total effect on cash in hand	318,606	(477,633)	291,933	(136,574)

Cash in hand at the beginning of the period	56,186	584,702	1,540,871	1,504,004
Cash in hand at the end of the period	374,792	107,069	1,832,804	1,367,430

Variation in cash	318,606	(477,633)	291,933	(136,574)

The statement of cash flows for the period ended on September 30, 2008 was prepared in compliance with CVM Ruling no. 547, dated August 13, 2008. For purposes of comparison, the statement of cash flows for the period ended on September 30, 2007 was reclassified pursuant to the same rules.

39 Statement of Added Value

For the periods ended on September 30, 2008 and 2007:

Consolidated

	2008	2007

Revenues
Sales of power, services, and other revenues	6,145,638	5,876,835
Provision for (reversal of) doubtful accounts	(15,777)	4,458
Non-operating income (losses)	(6,278)	(38,129)
Total	6,123,583	5,843,164

( - ) Supplies acquired from third-parties
Power purchased for resale	1,186,106	931,066
Charges for the use of the power grid ( - ) ESS	276,421	350,941
Materials, supplies, and services from third-parties	255,973	195,315
Natural gas and supplies for the gas business	109,325	102,233
Emergency capacity charges and PROINFA	196	200
Other	77,528	224,673
Total	1,905,549	1,804,428

( = ) GROSS ADDED VALUE	4,218,034	4,038,736

( - ) Depreciation and amortization	298,991	316,335

( = ) NET ADDED VALUE	3,919,043	3,722,401

( + ) Transferred Added Value
Financial revenues	372,258	266,345
Equity in the results of subsidiaries and investees	25,445	11,892
Total	397,703	278,237

ADDED VALUE TO DISTRIBUTE	4,316,746	4,000,638

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(continued)

			Consolidated

	2008	%	2007	%
DISTRIBUTION OF ADDED VALUE:

Personnel
Salaries and wages	321,595		301,027
Pension and healthcare plans	59,422		7,430
Meal assistance and education allowance	35,704		33,743
Social charges - FGTS	25,548		23,455
Labor indemnifications and severance pay	(825)		9,664
Provision for profit sharing	49,451		-
Transfer to construction in progress	(48,031)		(37,072)
Total	442,864	10.3	338,247	8.5

Government
ICMS (VAT)	1,191,708		1,117,102
Income tax and social contribution	375,055		335,285
Cofins tax	476,182		449,641
Social charges - INSS	85,919		79,904
Pasep tax	103,378		97,705
CPMF and IOF taxes	6,802		44,516
ISSQN	1,392		1,756
Customer charges ( - ) Em. Cap. Charges/PROINFA	316,822		385,647
System Service Charges - ESS	41,181		12,199
Other taxes	79,033		75,012
Total	2,677,472	62.0	2,598,767	64.9

Financing agents
Interest and penalties	270,890		236,592
Leases and rents	9,295		8,464
Total	280,185	6.5	245,056	6.1

Shareholders
Retained earnings	741,035		659,368
Interest on capital	158,000		135,000
Minority interests	17,190		24,200
Total	916,225	21.2	818,568	20.5

	4,316,746		4,000,638

Added value (average) per employee	520		486
Shareholders' equity contribution rate - %	54.1		56.9
Wealth generation rate - %	33.0		33.0
Wealth retention rate - %	21.2		20.5

40 Subsequent Event

a) Electric Energy Trading Chamber (CCEE)

In Notice to Agents CAM 1313/08, dated October 22, 2008, the Electric Energy Trading Chamber (CCEE) published the amounts to be settled on account of the preliminary injunction issued by the 15th Federal Court, from the Federal District Court Jurisdiction, in Lawsuit no. 2002.34.00.026509 -0, in favor of AES Sul, filed to dispute the retroactive application of ANEEL Ruling no. 288/2002. On account of that, COPEL paid R$ 26,398 on November 7, 2008, for which there was no provision as of September 30, 2008.

When the amounts due for the period 2000-2002 were calculated, COPEL had already obtained a similar injunction revoking the application of ANEEL Ruling no. 288/2002 and allowing the accounting and settlement to be made by the Wholesale Energy Market (MAE), taking into account Itaipu's share of the Southeast market. On July 30, 2008, in the ruling of interlocutory appeal no. 2002.01.00.028632 -7, this decision was upheld, maintaining in favor of COPEL the accounting published by MAE on March 13, 2002 (Note 32).

The ruling in Lawsuit no. 2002.34.00.026509 -0, filed by AES Sul to dispute the retroactive application of ANEEL Ruling no. 288/2002, confirms the grounds for the favorable ruling obtained previously by COPEL.

COMMENTS ON THE PERFORMANCE OF THE COMPANY IN THE QUARTER
(In thousands of reais, except where otherwise indicated)

1 Distribution

Customer connections – In September 2008, COPEL supplied 3,491,945(1) customers (3,398,522(1) in September 2007), with an increase of 93,423(1) customers (2.7%) over the past 12 months.

Compact-design distribution lines – COPEL has continued to implement compact-design distribution lines in urban areas with a high concentration of trees surrounding the distribution grids. This technology helps to preserve the environment, as trees in the vicinity of power grids do not need to be cut off or severely trimmed, and to improve the quality of power supply by reducing the number of unplanned outages. The total length of urban compact-design distribution lines in operation as of September 2008 was 1,507 km(1) (1,318 km(1) as of September 2007), with an increase of 189 km(1) (14.3%) over the past 12 months.

Secondary Isolated Lines – COPEL has also invested in low-voltage (127/220 V) secondary isolated lines, which offer such significant advantages over regular overhead lines as:

- improvement in DEC and FEC distribution performance indicators;

- defense against illegal connections;

- improved environmental conditions and reduced tree areas subject to trimming; - improved safety; - reduced voltage drops throughout the grid; and

- increased transformer useful life due to the reduction of short-circuits, among other advantages.

The total length of secondary isolated lines in operation as of September 2008 was 3,363 km(1) (2,348 km(1) as of September 2007), with an increase of 1,015 km(1) (43.2%) over the past 12 months.

Market breakdown – The generation of energy by COPEL from January through September 2008 was 14,316 GWh(1) (13,706 GWh(1) in the same period of 2007). The Company purchased 10,405 GWh(1) from CCEAR (auction) (against 9,715 GWh(1) in the same period of 2007) and 4,093 GWh(1) from Itaipu (against 3,488 GWh(1) in the same period of 2007), as shown in the flowchart below:

Energy flowchart (GWh) (1) (a) (b)	January through September 2008

Notes:
(a) Includes amounts dealt between COPEL's subsidiaries
(b) Amounts subject to change after final accounting by CCEE
(c) CG = Center of gravity of the submarket (difference between energy under contract and energy received in the CG - set forth under contract).

Power sales by customer category (MWh) – Power sales by COPEL from January through September 2008, including free customers and other utilities within Paraná, are broken down by customer category on the following table:

Category(1)			In MWh

	Jan - Sep 2008	Jan - Sep 2007	Variation
Residential	4,008,569	3,827,040	4.7%
Industrial	5,077,271	4,660,134	9.0%
Commercial	2,936,934	2,764,932	6.2%
Rural	1,201,678	1,131,504	6.2%
Other	1,420,890	1,384,990	2.6%
Total for captive customers	14,645,342	13,768,600	6.4%
Free customers - COPEL Geração e Transmissão	896,682	1,056,495	-15.1%
Total for final customers	15,542,024	14,825,095	4.8%
Utilities within the State of Paraná	373,118	353,869	5.4%
Grand total	15,915,142	15,178,964	4.8%

Power sales within COPEL Distribuição’s captive market amounted to 14,645 GWh from January through September 2008, with 6.4% growth compared to same period last year. Total power sales by COPEL, which includes supply to captive and free customers and supply to other distribution utilities within Paraná, reached 15,915 GWh, with 4.8% growth. This performance resulted mostly from the continuing combination of certain economic factors such as:

(i) good agricultural yields coupled with high commodity prices, resulting in higher income for farmers; (ii) growing domestic demand, thanks to increased disposable income on account of increased availability of credit, social programs, and minimum wage increases;

(iii)increased exports, particularly in the agricultural sector; and

(iv) the creation of 154,896 new jobs in the first nine months of 2008, with 7.95% growth compared to the same period of 2007. This was the best performance among Southern states and the third best among all states of Brazil.

Captive market – The breakdown of COPEL Distribuição’s captive market shows that residential customers consumed 4,009 GWh, with 4.7% growth and a 27.4% share of the market. Average consumption by residential customer was 161.7 kWh a month, with 1.9% growth. In September 2008, COPEL supplied power to 2,754,584 residential customers.

Industrial customers consumed 5,077 GWh and accounted for 34.7% of consumption by captive customers, with 9% growth. This was the best performance out of all customer categories supplied by COPEL and was due largely to the performance of the following industrial segments: motor vehicles, machinery and equipment, editing and printing, and paper and cellulose. In September 2008, COPEL supplied power to 61,903 industrial customers, a figure 7.0% higher than the one recorded in September 2007.

Commercial customers consumed 2,937 GWh and accounted for 20.1% of consumption by captive customers, with 6.2% growth. In September 2008, COPEL supplied power to 292,791 commercial customers.

Rural customers consumed 1,202 GWh and accounted for 8.2% of consumption by captive customers, with 6.2% growth. In September 2008, COPEL supplied power to 336,311 rural customers.

The other consumption categories (public agencies, public lighting, public services, and own consumption) consumed 1,421 GWh and accounted for 9.7% of consumption by captive customers, with 2.6% growth. In September 2008, COPEL supplied power to 46,341 customers in these categories.

Free customers - Power consumption by free customers supplied by COPEL Geração e Transmissão fell 15.1% due to the expiration of certain agreements.

Number of customers – The number of customers billed by COPEL in September 2008 was 3,491,945, representing growth of 2.7% over the same month of 2007.

Category			Customers(1)

	September 2008	September 2007	Variation
Residential	2,754,584	2,680,617	2.8%
Industrial	61,903	57,851	7.0%
Commercial	292,791	283,500	3.3%
Rural	336,311	332,231	1.2%
Other	46,341	44,306	4.6%
Total for captive customers	3,491,930	3,398,505	2.7%
Free customers - COPEL Geração e Transmissão	15	17	-11.8%
Grand total	3,491,945	3,398,522	2.7%

2 Management

Workforce – COPEL’s workforce at the end of the third quarter of 2008 amounted to 8,270(1) employees assigned to the Company’s wholly-owned subsidiaries and 106(1) employees assigned to the companies controlled by COPEL Participações, as follows:

		Employees(1)

	September 2008	September 2007
Wholly-owned subsidiaries
COPEL Geração e Transmissão	1,492	991
COPEL Transmissão (a)	-	1,085
COPEL Distribuição	6,416	5,903
COPEL Telecomunicações	332	331
COPEL Participações	30	28
	8,270	8,338
Companies controlled by COPEL Participações
Compagas	97	79
Elejor (Santa Clara)	6	6
UEG Araucária	3	4
	106	89

(a) On December 1, 2007, all the employees of COPEL Transmissão were transferred to COPEL Geração e Transmissão and to COPEL Distribuição.

3 Investor Relations

From January through September 2008, COPEL’s common shares (ON - code CPLE3) and class B preferred shares (PNB - code CPLE6) were traded on 89% and 100%, respectively, of the São Paulo Stock Exchange (BOVESPA) trading sessions.

COPEL’s free floating shares accounted for 45.0% of the Company’s stock capital. COPEL’s market value, based on the BOVESPA stock prices at the end of September 2008, was approximately R$ 7,456,000. Out of the 66 securities that make up the Ibovespa index, COPEL’s class B shares ranked 36th, accounting for 0.75% of the portfolio, with a Beta index of 0.81.

COPEL also accounts for 6.57% of the IEE (Electric Energy Index) portfolio. Out of the 30 companies that make up BOVESPA’s Corporate Sustainability Index (ISE), COPEL ranked 14th, accounting for 1.00% of the portfolio.

As reported by BOVESPA, the closing price of COPEL’s common shares on the last trading day of the period was R$ 28.00 (a negative variation of 5.08%), and class B preferred shares were traded at R$ 26.40 (a negative variation of 1.49%) . From January through September 2008, the Ibovespa index fell 22.45% .

On the New York Stock Exchange (NYSE), COPEL’s class B preferred shares, represented by American Depositary Shares (ADSs), are traded at Level 3, under the code ELP. As reported by NYSE, COPEL’s ADSs were traded on 100% of the trading sessions and had a closing price of US$ 13.72 at the end of the period (a negative variation of 9.08%) . Over this period, the Dow Jones index fell 18.20% .

On LATIBEX (The Euro Market for Latin-American Securities), linked to the Madrid Stock Exchange, COPEL’s Class B preferred shares are traded under the symbol XCOP. As reported by LATIBEX, COPEL’s XCOPs were traded on 99% of the trading sessions and had a closing price of 9.55 euros at the end of the period (a negative variation of 8.87%) . From January through September 2008, the Latibex index fell 25.93% .

Stock performance (1) - January - September 2008	ON		PNB

	Total	Daily average	Total	Daily average
Bovespa
Trades	1,160	7	189,313	1,012
Number of shares	10,806,800	65,101	153,397,900	820,310
Volume (in thousands of reais )	306,818	1,848	4,379,504	23,420
Trading sessions	166	89%	187	100%
Nyse
Number of shares	1,153,700	18,608	92,373,970	488,751
Volume (in thousands of US dollars)	19,290	311	1,559,425	8,251
Trading sessions	62	33%	189	100%
Latibex
Number of shares	-	-	296,274	1,601
Volume (in thousands of euros)	-	-	3,337	18
Trading sessions	-	-	185	99%

4 Rates

The average rate for sales to final customers in September 2008 reached R$ 210.46/MWh (1), representing a 0.84% increase compared with the rate effective in September 2007.

Average rates for sales to final customers are shown below:

Average rates to final customers (a)			R$/MWh (1)

	September 2008	September 2007 .	Variation
Residential	257.26	251.99	2.1%
Industrial (b)	186.42	187.35	-0.5%
Commercial	229.38	226.22	1.4%
Rural	151.31	149.03	1.5%
Other	176.45	173.97	1.4%

Total for sales to final customers	210.46	208.71	0.8%

Notes:
(a) Net of ICMS (VAT)
(b) Does not include free customers

Under ANEEL Resolution no. 671, dated June 24, 2008, the rate for transport of power from Itaipu Binacional was set at R$ 3,378.86/MW (a 12.2% increase), effective July 1, 2008.

The main rates for power purchased by COPEL are shown below:

Rates for power purchases			R$/MWh (1)

	September 2008	September 2007	Variation
Itaipu	91.46	85.81	6.6%
Cien	-	84.54	-
Auction - CCEAR 2005-2012	67.33	63.79	5.5%
Auction - CCEAR 2006-2013	78.78	74.66	5.5%
Auction - CCEAR 2007-2014	85.87	82.26	4.4%

Auction - CCEAR 2007-2014 (A-1)	112.56	104.73	7.5%
Auction - CCEAR 2008-2015	94.86	-	-
Auction - CCEAR 2008-H30	118.61	-	-
Auction - CCEAR 2008-T15 (a)	146.60	-	-

Note:
(a) Average auction price restated according to the IPCA inflation index

The main rates for power sold by COPEL to distributors are shown below:

Rates for sales to distributors(1)			R$/MWh (1)

	September 2008	September 2007	Variation
Auction - CCEAR 2005-2012	67.00	63.61	5.3%
Auction - CCEAR 2006-2013	78.47	74.66	5.1%
Auction - CCEAR 2007-2014	87.76	83.36	5.3%
Auction - CCEAR 2008-2015	93.27	-	-
Utilities within Paraná	123.07	119.27	3.2%

5 Economic and Financial Performance

Revenues (Note 28)

As of September 2008, net operating revenues reached R$ 4,055,960, an amount 6.0% greater than the R$ 3,824,784 recorded from January through September 2007.

This increase resulted mostly from the following factors:

(i) a 9.9% increase in revenues from sales to final customers, which reflects only actual sales revenues, not including revenues from the use of the distribution system (TUSD), due to the expansion of the Company’s total market demand (4.8% until September 2008);

(ii) a 5.9% reduction in revenues from sales to distributors, due mostly to the situation of the Araucária Thermal Power Plant, which sold power in 2007 and only yielded revenues from its lease to Petrobras in 2008;

(iii) a 23.7% increase in telecommunications revenues due to service to new customers and added services to existing ones; and

(iv) a 12.0% increase in revenues from sales of gas due to increased distribution of gas to third-parties and to the rate increase passed on to customers during the period.

Operating Costs and Expenses (Note 30)

At the end of September 2008, operating costs and expenses amounted to R$ 2,878,413, representing an increase of 9.4% over the R$ 2,629,931 recorded in the same period of 2007. The main variations were:

A 27.4% increase in power purchased for resale due mostly to: (i) the reversal, in the first quarter of 2007, of R$ 100,862 in cancelled invoices by CIEN; and (ii) the increase in power acquired at auctions (R$ 104,316), from Itaipu (R$ 85,150), and at CCEE (R$ 54,946). These variations were partially offset by the expiration of the agreement with CIEN and by the effect of PASEP/COFINS taxes on power purchased for resale, in the amount of (R$ 15,237).

The 12.5% drop in charges for the use of the transmission system, which resulted mostly from the negative effects of CVA, in the amount of R$ 153,205, partially offset by the R$ 73,728 increase in the ESS (System Service Charge) quota, as charged by CCEE.

A 14.3% increase in personnel expenses – which amounted to R$ 469,361 as of September 2008 – compared to the same period last year. This increase was due basically to the 5.5% wage increase applied as of October 2007 and to the provision for profit sharing covering the first nine months of 2008, in the amount of R$ 49,451, which in 2007 was only set aside in December.

The 11.3% drop in materials compared to the same period of 2007 was due mostly to lower purchases of materials and supplies for the power system, of fuel and vehicle parts, and of computer equipment.

The 22.2% increase in third-party services was due mostly to higher expenses with power grid maintenance, mail services, and telephone services.

The reduction in provisions and reversals was due to the impact of the provision for doubtful accounts recorded in 2008 in the amount of R$ 15,777 (while R$ 4,458 were reversed in the same period of 2007) and of provisions for contingencies in the amount of R$ 49,409 (while in 2007 the corresponding amount was R$ 212,079). In the amount recorded in 2007, R$ 170,518 corresponded to the provision in connection with the COFINS tax lawsuit, which was a non-recurring event.

The 12.1% increase in other operating expenses was due mostly to the ANEEL concession charges and to the rights of way paid in connection with the supply of gas by Compagas.

Adjusted EBITDA (1)

Adjusted earnings before interest, taxes, depreciation, and amortization (EBITDA) reached R$ 1,476,538 in September 2008, a figure 2.29% lower than the one recorded in the same period of last year (R$ 1,511,188), as shown below:

Calculation of EBITDA		Consolidated

	September 2008	September 2007
Income for the period	899,035	794,368
Deferred IRPJ and CSLL	20,727	(68,904)
Provision for IRPJ and CSLL	354,328	404,189
Equity in results of investees	(25,445)	(11,892)
Financial expenses (revenues), net	(94,566)	14,763
Non operating expenses (revenues), net	6,278	38,129
Minority interests	17,190	24,200
EBIT	1,177,547	1,194,853
Depreciation and amortization	298,991	316,335

Adjusted EBITDA	1,476,538	1,511,188

Net Income

From January through September 2008, COPEL recorded net income of R$ 899,035, corresponding to R$ 3.2853 per share.

(1) Information unaudited by the independent auditors.

OTHER INFORMATION DEEMED MATERIAL BY THE COMPANY (1)

In compliance with the provisions of the BOVESPA’s Regulation of Level 1 Special Corporate Governance Practices, we provide below a list of the shareholders who hold more than 5% of any type of Company stock, the consolidated shareholding situation of the controlling parties and senior management, and COPEL’s free-float:

COMPANHIA PARANAENSE DE ENERGIA - COPEL								As of 30/09/2008 (in shares)
SHAREHOLDING POSITION OF THE HOLDERS OF MORE THAN 5% OF EACH CLASS OF STOCK (ENTITIES AND INDIVIDUALS)
SHAREHOLDERS		Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
CONTROLLING SHAREHOLDERS	STATE OF PARANÁ	85.028.598	58,63	-	-	13.639	0,01	85.042.237	31,08
	BNDES PARTICIPAÇÕES S.A. - BNDESPAR	38.298.775	26,41	-	-	27.282.006	21,28	65.580.781	23,96
TREASURY STOCK		-	-	-	-	-	-	-	-
OTHER SHAREHOLDERS		21.703.707	14,96	398.177	100,00	100.930.473	78,71	123.032.357	44,96
TOTAL		145.031.080	100,00	398.177	100,00	128.226.118	100,00	273.655.375	100,00
Obs.: BNDES Participações S.A. - BNDESPAR is a public company, wholly-owned by Banco Nacional de Desenvolvimento Social - BNDES, which is 100.0% owned by the Federal Government.
HEDGING-GRIFFO CV S.A.-"FUNDOS" is an investment fund manager. None of the managed funds holds by itself an interest greater than 5% of the Company's stock.

COMPANHIA PARANAENSE DE ENERGIA - COPEL								As of 30/09/2008 (in shares)
CONSOLIDATED SHAREHOLDING POSITION OF THE MAJORITY SHAREHOLDER AND SENIOR MANAGEMENT OF THE COMPANY AND FREE-FLOATING STOCK
	SHAREHOLDERS	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
	MAJORITY SHAREHOLDER	123.327.373	85,04	-	-	27.295.645	21,29	150.623.018	55,04
SENIOR MANAGEMENT	BOARD OF DIRECTORS	9	-	-	-	-	-	9	-
	BOARD OF OFFICERS	102	-	-	-	-	-	102	-
	FISCAL COUNCIL	-	-	-	-	-	-	-	-
	TREASURY STOCK	-	-	-	-	-	-	-	-
	OTHER SHAREHOLDERS	21.703.596	14,96	398.177	100,00	100.930.473	78,71	123.032.246	44,96
	TOTAL	145.031.080	100,00	398.177	100,00	128.226.118	100,00	273.655.375	100,00
	FREE-FLOAT	21.703.596	14,96	398.177	100,00	100.930.363	78,71	123.032.136	44,96

(1) Information unaudited by the independent auditors.

SENIOR MANAGEMENT AND COMMITTEES

BOARD OF DIRECTORS

Chairman	JOÃO BONIFÁCIO CABRAL JÚNIOR
Executive Secretary	RUBENS GHILARDI
Members	JORGE MICHEL LEPELTIER
LAURITA COSTA ROSA
LUIZ ANTONIO RODRIGUES ELIAS
MUNIR KARAM
NELSON FONTES SIFFERT FILHO
NILDO ROSSATO
ROGÉRIO DE PAULA QUADROS

AUDIT COMMITTEE

Chairwoman	LAURITA COSTA ROSA
Members	JORGE MICHEL LEPELTIER
ROGÉRIO DE PAULA QUADROS

FISCAL COUNCIL

Chairman	OSMAR ALFREDO KOHLER
Members	BEATRIZ OLIVEIRA FORTUNATO
HERON ARZUA
MÁRCIO LUCIANO MANCINI
NELSON PESSUTI

BOARD OF OFFICERS

Chief Executive Officer	RUBENS GHILARDI
Chief Finance, Investor Relations, and Corporate Partnerships Officer	PAULO ROBERTO TROMPCZYNSKI
Chief Engineering Officer	LUIZ ANTONIO ROSSAFA
Chief Corporate Management Officer	ANTONIO RYCHETA ARTEN
Chief Power Distribution Officer	RONALD THADEU RAVEDUTTI
Chief Power Generation and Transmission and Telecommunications Officer	RAUL MUNHOZ NETO
Chief Legal Officer	ZUUDI SAKAKIHARA

ACCOUNTANT

Accountant - CRC-PR-024769/O-3	ENIO CESAR PIECZARKA

For information about Investor Relations, please contact: ri@copel.com - Phone: +55 (41) 3222-2027/ +55 (41) 3331-4359 Fax: +55 (41) 3331-2849

Deloitte Touche Tohmatsu
Rua Pasteur, 463 - 5º andar
Curitiba – PR – 80250-080
Brasil

Tel: + 55 (41) 3312-1400
Fax:+ 55 (41) 3312-1470
www.deloitte.com.br

AUDITOR REPORT ON THE SPECIAL REVIEW OF THE QUARTERLY INFORMATION

To the
Senior Management and Shareholders of
COMPANHIA PARANAENSE DE ENERGIA – COPEL
Curitiba - PR

1. We have reviewed the financial information contained in the Quarterly Information Report (ITR) of Companhia Paranaense de Energia – COPEL (parent company and consolidated) for the quarter ended on September 30, 2008, comprising the balance sheets, the statements of income, the statements of cash flows and added value, the performance report, and the accompanying notes, prepared under the responsibility of the management of the Company.

2. Our review was carried out in compliance with the specific standards set forth by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and basically comprised: (a) inquiries of and discussions with the senior managers responsible for the accounting, financial, and operating areas of the Company and its subsidiaries, with regard to the main criteria adopted in the preparation of the quarterly information; and (b) a review of the information and of the subsequent events which have, or may have, significant effects on the financial position and operations of the Company and its subsidiaries.

3. Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in the present Quarterly Information Report so as to make such information compliant with the regulations issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of mandatory quarterly information, including CVM Instruction no. 469/08.

Deloitte Touche Tohmatsu

4. As mentioned in Note 37, on December 28, 2007 Law no. 11,638 was enacted, effective as of January 1, 2008. This law has changed, revoked and introduced new provisions in Law no. 6,404/76 (the Brazilian Corporate Law), causing changes to the accounting practices adopted in Brazil. While the new law is already in effect, some changes introduced by it are pending regulation by the regulatory agencies before they can be fully implemented by corporations. Thus, during the transition period, CVM, under Instruction no. 469/08, has made the application of all the provisions of Law no. 11,638/07 on the preparation of Quarterly Information Reports optional. Thus, the financial information contained in the ITR for the quarter ended on September 30, 2008 have been prepared in compliance with the specific regulations by CVM and do not include all the changes in accounting practices introduced under Law no. 11,638/07.

Curitiba, November 11, 2008.

DELOITTE TOUCHE TOHMATSU	Iara Pasian

Independent Auditors	Accountant

CRC n.º 2 SP-011.609/O-8 F-PR	CRC n.º 1 SP 121.517/O-3 S/PR

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 02, 2008

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.